SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of August, 2007

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

Unibanco Holdings S.A.
_____________________________________________________

Individual and Consolidated
Quarterly Information
for the Quarter Ended
June 30, 2007 and
Auditors’ Independent Report

Unibanco Holdings S.A.

Report of Independent Accountants
on the Limited Review

To the Board of Directors and Stockholders
Unibanco Holdings S.A.

1
We have carried out limited reviews of the accounting information included in the Quarterly Information (ITR) of Unibanco Holdings S.A. and Unibanco Holdings S.A. and subsidiary companies (Unibanco Holdings Consolidated) for the quarters ended June 30, 2007, March 31, 2007 and June 30, 2006 and the six-month periods ended June 30, 2007 and 2006. This information is the responsibility of the Company’s management.

2
Our reviews were conducted in accordance with the standards established by the Institute of Independent Auditors of Brazil (IBRACON) and the Federal Accountancy Council (CFC), and mainly comprised: (a) inquiries of and discussions with officials responsible for the accounting, financial and operating areas of Unibanco Holdings and subsidiary companies with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and operations of Unibanco Holdings and subsidiary companies.

3
Based on our limited reviews, we are not aware of any material modifications which should be made to the aforementioned Quarterly Information for it to be in conformity with the accounting practices adopted in Brazil applicable to the preparation of the Quarterly Information, consistent with the standards established by the Brazilian Securities Commission (CVM).

4
Our limited reviews were conducted for the purpose of issuing a report on the accounting information included in the ITR mentioned in the first paragraph, taken as whole. The statements of cash flows, which are presented in Note 23 to provide supplementary information with respect to Unibanco Holdings S.A. and Unibanco Holdings Consolidated, are not required as an integral part of these quarterly financial statements. The statements ofcash flows have been subjected to the limited review procedures described in paragraph 2, and, based on our limited reviews, nothing has come to our attention that causes us to believe that the statements of cash flows are not presented fairly, in all material respects, in relation to the quarterly financial statements taken as a whole.

São Paulo, August 8, 2007

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Paulo Sergio Miron
Contador CRC 1SP173647/O-5

(Convenience translation into English from the original previously issued in Portuguese)
SERVIÇO PÚBLICO FEDERAL
CVM - COMISSÃO DE VALORES MOBILIÁRIOS	Corporate Legislation
QUARTERLY INFORMATION - ITR	DATE – JUNE 30, 2007
COMMERCIAL, INDUSTRIAL AND OTHERS COMPANIES

THE FILING WITH THE CVM DOES NOT IMPLY ANY EVALUATION OF THE COMPANY. THE ACCURACY OF THE INFORMATION PRESENTED IS THE RESPONSIBILITY OF THE MANAGEMENT OF THE COMPANY.

IDENTIFICATION

1 – CVM CODE 01475-3	2 – CORPORATE NAME UNIBANCO HOLDINGS S.A.	3 - CNPJ 00,022,034/ 0001-87
4 – NIRE 35300140443

HEAD OFFICE ADDRESS

1 – COMPLETE ADDRESS Avenida Eusébio Matoso, 891 – 22nd floor				2 – DISTRICT Pinheiros
3 – POST CODE 05423-901	4 - TOWN São Paulo			5 – STATE SP
6 - AREA CODE 11	7 – PHONE 55 (11) 3095-2855	8 - PHONE -	9 - PHONE -	10 - TELEX -
11 – AREA CODE 11	12 – FAX 55 (11) 3814-8977	13 - FAX -	14 - FAX -
15 - E-MAIL mailto:investor.relations@unibanco.com.br

DIRECTOR OF INVESTOR RELATIONS (Mailing address)

1 – NAME GERALDO TRAVAGLIA FILHO
2 – COMPLETE ADDRESS Avenida Eusébio Matoso, 891 – 4nd floor				3 - DISTRICT Pinheiros
4 – POST CODE 05423-901	5 – TOWN São Paulo			6 - STATE SP
7 – AREA CODE 11	8 – PHONE 55 (11) 3097-1980	9 - PHONE -	10 - PHONE -	11 - TELEX -
12 – AREA CODE 11	13 – FAX 55 (11) 3097-1585	14 - FAX -	15 - FAX -
16 – E-MAIL mailto:investor.relations@unibanco.com.br

ITR REFERENCE / AUDITOR

FISCAL YEAR IN COURSE		CURRENT QUARTER			PRIOR QUARTER
1 – START	2 – END	3 - NUMBER	4 - START	5 - END	6 - NUMBER	7 - START	8 - END
Jan 1, 2007	Dec 31, 2007	2	Apr 1, 2007	Jun 30, 2007	1	Jan 1, 2007	Mar 31, 2007
9 - NAME/CORPORATE NAME OF THE AUDITOR PRICEWATERHOUSECOOPERS AUDITORES INDEPENDENTES						10 - CVM CODE 00287-9
11 – RESPONSIBLE PARTNER NAME PAULO SERGIO MIRON						12 – RESPONSIBLE PARTNER CPF 076,444,278-30

CAPITAL BREAKDOWN

NUMBER OF SHARES (in units)	1 - CURRENT QUARTER Jun 30, 2007	2 - PRIOR QUARTER Mar 31, 2007	3 – SAME QUARTER PRIOR YEAR Jun 30, 2006
Paid in Capital
1 – Common	553,735,904	553,735,904	553,735,904
2 – Preferred	1,089,851,783	1,089,851,783	1,089,851,783
3 – Total	1,643,587,687	1,643,587,687	1,643,587,687
In Treasury Stock
4 – Common	-	-	-
5 – Preferred	14,144,159	14,694,769	17,080,057
6 – Total	14,144,159	14,694,769	17,080,057

COMPANY CHARACTERISTICS

1 – TYPE OF COMPANY Commercial, Industrial and Others
2 – TYPE OF SITUATION Operating
3 – NATURE OF CONTROLLING SHAREHOLDER National Holding
4 – ACTIVITY CODE 3240 – Administration Participation – Banks
5 – PRINCIPAL ACTIVITY Holdings Corporate Participation
6 – TYPE OF CONSOLIDATED Total
7 – TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS Without Exceptions

COMPANIES EXCLUDED FROM CONSOLIDATED STATEMENTS

1 – ITEM	2 – CNPJ	3 – CORPORATE NAME

REMUNERATION APPROVED AND/OR PAID DURING AND SUBSEQUENT TO THE QUARTER

1 – ITEM	2 – EVENT	3 - APPROVAL DATE	4 - REMUNERATION	5 - BEGINNING OF PAYMENT	6 - TYPE OF SHARE	7 – REMUNERATION PER SHARE
01	RCA	3/29/2007	Interest on own capital	4/30/2007	ON	0.0337633000
02	RCA	3/29/2007	Interest on own capital	4/30/2007	PN	0.0337633000
03	RCA	7/20/2007	Interest on own capital	7/31/2007	ON	0.0337633000
04	RCA	7/20/2007	Interest on own capital	7/31/2007	PN	0.0337633000
05	RCA	7/20/2007	Interest on own capital	7/31/2007	ON	0.0712436000
06	RCA	7/20/2007	Interest on own capital	7/31/2007	PN	0.0712436000

SUBSCRIBED CAPITAL AND CHANGES DURING THE CURRENT FISCAL YEAR

1 - ITEM	2 –DATE OF CHANGES	3 - CAPITAL (in thousands of Reais)	4 - CHANGE (in thousands of Reais)	5 - CHANGE SOURCE	7 - NUMBER OF SHARES ISSUED (in thousand)	8 - ISSUE PRICE (in Reais)

DIRECTOR OF INVESTOR RELATIONS

1 – DATE August 9, 2007	2 – SIGNATURE

UNIBANCO HOLDINGS S.A. AND
DATE - JUNE 30, 2007
QUARTERLY INFORMATION

INDIVIDUAL BALANCE SHEET	Corporate Legislation
Amounts expressed in thousands of Reais

ASSETS	June 30, 2007	March 31, 2007
CURRENT ASSETS	270,716	144,382
Cash and due from banks	2	2
Demand deposits	2	2
Financial Assets (Note 4)	11,535	7,699
Other Credits	259,179	136,681
Interest on own capital receivable	248,166	127,534
Income tax and social contribution carryforwards	11,013	9,147

LONG-TERM ASSETS	196,244	181,025
Financial Assets (Note 4)	138,800	130,653
Other credits	57,444	50,372
Deferred income	57,377	50,362
Accounts reveceivable	67	10

PERMANENT ASSETS	6,275,551	5,978,429
Investments	6,275,551	5,978,429
Subsidiary companies (Note 9(a))	6,275,551	5,978,429
-Local	6,275,551	5,978,429

TOTAL	6,742,511	6,303,836

LIABILITIES	June 30, 2007	March 31, 2007
CURRENT LIABILITIES	254,366	134,303
Interest on own capital payable (Note 17)	210,215	113,671
Other liabilities	44,151	20,632
Accounts payable - taxes	44,067	19,668
Accounts payable	84	964

LONG-TERM LIABILITIES	145,664	136,174
Provisions	145,664	136,174
Provision for tax litigation (Note 14)	145,664	136,174

STOCKHOLDERS' EQUITY (Note 17)	6,342,481	6,033,359
Capital:	4,555,376	4,555,376
-Local residents	2,081,270	1,973,032
-Foreign residents	2,474,106	2,582,344
Capital reserves	345,559	345,559
Revaluation reserve on subsidiaries	3,087	3,108
Revenue reserves	1,085,238	1,085,238
Unrealized gains and losses - marketable securities and
derivative financial instruments	(36,420)	(44,690)
Treasury stock	(91,285)	(94,839)
Retained earnings	480,926	183,607

TOTAL	6,742,511	6,303,836

The accompanying notes are an integral part of these financial statements.

INDIVIDUAL STATEMENTS OF INCOME	Corporate Legislation
Amounts expressed in thousands of Reais, except per share data

	From April 1, 2007	From January 1, 2007 to June 30, 2007	From April 1, 2006	From January 1, 2006 to June 30, 2006
	to June 30, 2007		to June 30, 2006
Operating income (expenses)	459,329	768,176	300,169	577,472
Personnel and other administrative expenses	499	(514)	(410)	(600)
Other operating income	5,434	13,423	3,765	7,931
Financial income (Note 18(a))	5,434	13,423	3,765	7,931
Other operating expenses	(20,645)	(36,511)	(14,223)	(27,896)
Financial transactions and other taxes	(20,645)	(36,511)	(14,223)	(27,896)
Equity in results of subsidiary companies (Note 9 (a) and (b))	474,041	791,778	311,037	598,037

OPERATING INCOME	459,329	768,176	300,169	577,472

INCOME BEFORE TAXES AND
SOCIAL CONTRIBUTION	459,329	768,176	300,169	577,472

INCOME TAX AND SOCIAL CONTRIBUTION
(Note 19 (b))	(6,246)	(7,864)	(4,604)	(10,309)
Provision for income tax	(9,749)	(14,881)	(8,892)	(9,792)
Provision for social contribution	(3,512)	(5,362)	(3,203)	(3,529)
Deferred tax asset change	7,015	12,379	7,491	3,012

NET INCOME	453,083	760,312	295,565	567,163

Number of outstanding shares (Note 17(a))	1,629,443,528	1,629,443,528	1,626,507,630	1,626,507,630
Net income per share: R$	0.28	0.47	0.18	0.35

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED BALANCE SHEET	Corporate Legislation
Amounts expressed in thousands of Reais

ASSETS	June 30, 2007	March 31, 2007
CURRENT ASSETS	95,678,564	84,568,316
Cash and due from banks	47,336,995	36,925,595
Demand deposits	1,837,149	1,788,773
Interbank investments (Note 4)	27,019,804	15,778,555
Marketable securities and derivative financial instruments (Note 5)	18,480,042	19,358,267
Credits	41,721,927	40,888,647
Lending operations (Note 6(a))	27,410,731	25,825,504
Allowance for losses on lending (Note 6(d))	(1,908,898)	(1,940,326)
Leasing operations (Note 6(a))	1,450,491	1,131,456
Allowance for losses on leasing (Note 6(d))	(44,775)	(21,844)
Other credits (Note 7)	14,939,685	15,995,542
Allowance for losses on other credits (Note 6(d))	(125,307)	(101,685)
Other	6,619,642	6,754,074
Interbank accounts	5,728,778	5,918,811
Interdepartmental accounts	76,736	63,120
Other assets (Note 8)	814,128	772,143

LONG-TERM ASSETS	31,540,852	28,185,187
Interbank investments (Note 4)	1,104,913	1,210,963
Marketable securities and derivative financial instruments (Note 5)	7,641,017	7,311,391
Credits	22,081,731	18,972,026
Lending operations (Note 6(a))	14,953,070	13,388,467
Allowance for losses on lending (Note 6(d))	(548,357)	(567,370)
Leasing operations (Note 6(a))	1,916,775	1,401,560
Allowance for losses on leasing (Note 6(d))	(59,257)	(27,140)
Other credits (Note 7)	5,835,209	4,789,724
Allowance for losses on other credits (Note 6(d))	(15,709)	(13,215)
Other	713,191	690,807
Interbank accounts	54,527	53,714
Other assets (Note 8)	658,664	637,093

PERMANENT ASSETS	2,425,451	2,497,017
Investments	885,121	921,273
Associated companies (Note 9 (a) and (b))	256,185	240,429
- Local	256,185	240,429
Goodwill on acquisitions of subsidiary companies (Note 9(c))	456,284	501,249
Other investments	243,003	245,918
Allowance for losses	(70,351)	(66,323)
Fixed assets (Note 10)	830,521	857,876
Deferred charges	709,809	717,868

TOTAL	129,644,867	115,250,520

LIABILITIES	June 30, 2007	March 31, 2007
CURRENT LIABILITIES	76,333,772	67,810,228
Other	76,333,772	67,810,228
Deposits (Note 11)	21,573,546	21,526,931
Securities sold under repurchase agreements	20,564,870	13,150,170
Resources from securities issued (Note 12)	1,627,752	1,728,885
Interbank accounts	681,777	716,996
Interdepartmental accounts	440,443	441,351
Local borrowings (Note 13)	140,823	140,509
Foreign borrowings (Note 13)	3,382,132	2,669,277
Local onlendings (Note 13)	2,369,127	2,299,018
Foreign onlendings (Note 13)	6,970	17,346
Derivative financial instruments (Note 5(f))	2,588,597	1,766,048
Other liabilities (Note 15)	22,957,735	23,353,697

LONG-TERM LIABILITIES	40,529,312	36,121,248
Other	40,529,312	36,121,248
Deposits (Note 11)	11,873,081	13,427,626
Securities sold under repurchase agreements	6,691,817	6,317,240
Resources from securities issued (Note 12)	2,560,382	1,358,174
Local borrowings (Note 13)	3,384	3,293
Foreign borrowings (Note 13)	1,094,019	1,288,097
Local onlendings (Note 13)	4,831,949	4,179,307
Foreign onlendings (Note 13)	15,518	44,167
Derivative financial instruments (Note 5(f))	756,580	167,310
Other liabilities (Note 15)	12,702,582	9,336,034

DEFERRED INCOME	32,329	28,574
MINORITY INTERESTS	6,406,973	5,257,111
STOCKHOLDERS' EQUITY (Note 17)	6,342,481	6,033,359
Capital:	4,555,376	4,555,376
-Local residents	2,081,270	1,973,032
-Foreign residents	2,474,106	2,582,344
Capital reserves	345,559	345,559
Revaluation reserve on subsidiaries	3,087	3,108
Revenue reserves	1,085,238	1,085,238
Unrealized gains and losses - marketable securities and derivative financial instruments	(36,420)	(44,690)
Treasury stocks	(91,285)	(94,839)
Retained earnings	480,926	183,607

STOCKHOLDERS' EQUITY MANAGED BY PARENT COMPANY	12,749,454	11,290,470

TOTAL	129,644,867	115,250,520

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF INCOME	Corporate Legislation
Amounts expressed in thousands of Reais, except per share data

	From April 1, 2007	From January 1, 2007 to June 30, 2007	From April 1, 2006	From January 1, 2006 to June 30, 2006
	to June 30, 2007		to June 30, 2006
REVENUES	4,331,425	8,577,179	3,964,352	8,374,015
Lending operations	2,406,646	4,879,110	2,513,339	5,144,793
Leasing operations	137,795	228,305	51,421	90,439
Marketable securities	1,189,208	2,262,861	903,977	1,983,934
Financial results from insurance, pension plans and annuity products	313,835	595,474	291,328	559,127
Derivative financial instruments	147,585	238,599	178,074	432,826
Foreign exchange transactions	33,932	162,956	(95,715)	(93,244)
Compulsory deposits	102,424	209,874	121,928	256,140
EXPENSES	(2,060,600)	(4,246,770)	(2,255,170)	(4,861,232)
Deposits and securities sold	(1,192,389)	(2,395,864)	(1,369,277)	(2,999,615)
Price-level restatement and interest on technical provision for insurance, pension plans and annuity products
	(216,600)	(414,635)	(182,413)	(382,005)
Borrowings and onlendings	(106,801)	(367,229)	(36,168)	(169,855)
Provision for credits losses (Note 6(f))	(544,810)	(1,069,042)	(667,312)	(1,309,757)
GROSS PROFIT	2,270,825	4,330,409	1,709,182	3,512,783
OTHER OPERATING INCOME (EXPENSES)	(1,253,958)	(2,404,896)	(859,737)	(1,854,069)
OTHER OPERATING INCOME	2,199,746	4,448,491	2,024,671	3,967,333
Services rendered	909,751	1,778,604	900,306	1,763,604
Insurance, annuity products and retirement plans premiums	1,261,202	2,569,468	1,043,446	2,098,927
Other operating income (Note 18(b))	28,793	100,419	80,919	104,802
OTHER OPERATING EXPENSES	(3,464,317)	(6,874,716)	(2,903,406)	(5,856,455)
Changes in technical provision for insurance, annuity productsand retirement plans	(440,133)	(907,492)	(370,313)	(768,021)
Insurance claims	(302,831)	(605,472)	(245,235)	(510,346)
Private retirement plans benefits expenses	(120,732)	(303,959)	(163,533)	(346,774)
Selling, other insurance and private retirement plans expenses	(183,301)	(364,396)	(108,517)	(201,921)
Credit card selling expenses	(59,675)	(126,246)	(64,910)	(143,871)
Salaries, benefits, training and social security	(561,205)	(1,102,265)	(544,439)	(1,086,319)
Other administrative expenses	(856,267)	(1,699,834)	(829,219)	(1,642,697)
Financial transaction and other taxes	(337,360)	(641,634)	(282,290)	(529,936)
Other operating expenses (Note 18(c))	(602,813)	(1,123,418)	(294,950)	(626,570)
EQUITY IN THE RESULTS OF ASSOCIATED COMPANIES (Note 9 (a) and (b))	10,613	21,329	18,998	35,053
OPERATING INCOME BEFORE NON-RECURRING EVENTS	1,016,867	1,925,513	849,445	1,658,714
Profit from non-recurring events (Note 26)	203,400	203,400	-	-
NON-OPERATING INCOME (EXPENSE)	(5,970)	(6,212)	682	(1,925)
Income	13,084	25,352	18,631	29,659
Expense	(19,054)	(31,564)	(17,949)	(31,584)
INCOME BEFORE TAXES AND PROFIT SHARING	1,214,297	2,122,701	850,127	1,656,789
INCOME TAX AND SOCIAL CONTRIBUTION (Note 19(b))	(228,080)	(439,441)	(163,068)	(316,122)
Provision for income tax	(425,949)	(571,930)	(150,859)	(335,552)
Provision for social contribution	(137,911)	(193,724)	(52,779)	(112,246)
Deferred tax asset	335,780	326,213	40,570	131,676
PROFIT SHARING	(135,505)	(243,245)	(109,725)	(221,603)
Management	(9,715)	(17,819)	(12,711)	(13,697)
Employees	(125,790)	(225,426)	(97,014)	(207,906)
NET INCOME BEFORE MINORITY INTEREST	850,712	1,440,015	577,334	1,119,064

MINORITY INTEREST	(397,629)	(679,703)	(281,769)	(551,901)

NET INCOME	453,083	760,312	295,565	567,163

Number of outstanding shares (Note 17(a))	1,629,443,528	1,629,443,528	1,626,507,630	1,626,507,630
Net income per share: R$	0.28	0.47	0.18	0.35

The accompanying notes are an integral part of these financial statements.

UNIBANCO HOLDINGS S.A.
QUARTERLY INFORMATION	Corporate Legislation
NOTES TO THE FINANCIAL STATEMENTS	Date – June 30, 2007

(Amounts expressed in thousands of Reais, unless otherwise indicated)

1. Operations

Unibanco Holdings S.A. (“Unibanco Holdings”) was formed to invest in Unibanco – União de Bancos Brasileiros S.A. (“Unibanco”).

The operations of Unibanco Holdings S.A. and its direct and indirect subsidiaries and jointly controlled companies in Brazil and abroad include, in addition to the financial activities of the Unibanco Conglomerate, other activities carried out by subsidiaries with specific objectives principally related to insurance, credit card operations, annuity product plans and private retirement plans.

2. Presentation of Quarterly Information

The quarterly information of Unibanco Holdings S.A. (“Parent Company”) are presented together with the consolidated quarterly information of Unibanco Holdings S.A. and its subsidiaries (“Consolidated”), that include the quarterly information of Unibanco Holdings S.A. and its subsidiary company Unibanco – União de Bancos Brasileiros S.A. and its foreign branches, its direct and indirect subsidiaries and its jointly controlled companies, as shown in Note 9.

The consolidated quarterly information has been prepared in accordance with consolidation principles determined by the Brazilian Securities Commission and Brazilian Central Bank. Intercompany investments, balances, income and expenses, as well as unrealized intercompany gains and losses, were eliminated upon consolidation. The investments held by consolidated companies in Exclusive Investment Funds have been consolidated and Investments in these fund portfolios are classified by type of transaction and type of paper. The assets, liabilities, revenues and expenses of jointly controlled companies have been included in the consolidated quarterly information on a proportional basis.

The quarterly information of leasing subsidiary was reclassified by means of off-book adjustments, in order to reflect their financial position and results of operations in the consolidation, in accordance with the financial method of accounting for leasing transactions.

In preparing our quarterly information, estimates and assumptions were used to account for certain assets, liabilities, revenues and expenses in accordance with accounting practices adopted in Brazil. Estimates and assumptions were used to account for the allowance for credit losses, the provision for litigation, the fair value of financial instruments, in the methods of determining reserves of insurance and private retirement plan businesses and to determine the remaining useful lives of certain assets. Actual results in future periods could differ from those estimates and assumptions and judgments adopted.

3. Summary of Significant Accounting Policies

The accounting policies adopted by Unibanco Holdings and its subsidiary companies are in accordance with the requirements of Brazilian Corporate Law and the regulations of the National Monetary Council, the Brazilian Central Bank, the Brazilian Securities Commission and the Superintendency of Private Insurances.

(a) Determination of net income

Net income is determined on the accrual basis and considers:

• income, expenses and monetary or exchange rate variations, at official rates or indexes, pro rata temporis, on current and long-term assets and liabilities;

• the effects of the provisions to adjust the assets to market or realizable values;

• the adjustments to the technical reserves for insurance, annuity products and retirement plans;

• the insurance premiums, as well their respective acquisition costs, are recognized in earnings when the policy is issued and the changes in the technical provision for unearned premium and the deferred acquisition costs are recognized over the related contract period;

• the commissions related to the policy issuance are deferred and appropriated to earnings on a straight-line basis over a period of 12 months;

• the effects of the adjustment of investments in subsidiary and associated companies to reflect the equity method of accounting;

• the provision for federal income tax at the rate of 15% on taxable income, plus a specific surcharge of 10% on taxable income over established fiscal limits;

• the provision for social contribution calculated at the rate of 9% on the adjusted income before income tax; and

• tax credits calculated on temporary differences between book value and tax bases, and on tax loss carry-forwards.

(b) Current and long-term assets

These assets are stated at cost plus, when applicable, the related income and monetary and exchange rate variations, and less the related unearned income and/or allowances for losses, except for marketable securities, the derivative financial instruments and financial assets subject to hedge, which are presented as stated in item (c).

The allowance for credit losses is set up in an amount considered sufficient to cover probable future losses. Management's analysis to establish the allowance required takes into account the economic environment, accumulated experience, specific and general portfolio risks, as well as the regulations of the Brazilian Central Bank.

(c) Marketable securities and derivative financial instruments

Marketable securities

Marketable securities are classified into three categories accounted for as follows:

• Trading securities – acquired for trading purposes. They are stated at cost plus accrued interest and adjusted to their fair values. Unrealized gains and losses are recognized currently in earnings.

• Securities available for sale – acquired as part of the strategy of managing market risks. They are negotiated as a result of changes in the interest rates, in payment conditions or other factors. They are stated at cost plus accrued interest and adjusted to their fair value, with the related income recognized in the period and unrealized gains and losses recorded as a separate component of stockholders’ equity, net of applicable taxes, in “Unrealized gains and losses – marketable securities and derivatives”. The realized gains and losses and permanent losses are recognized in the incoming statement in a contra account in the stockholders’ equity.

• Securities held to maturity – marketable securities for which there is an intention and financial ability to hold them to maturity. They are held at cost plus accrued interest recognized currently in earnings.

Derivative financial instruments (assets and liabilities)

The derivative financial instruments are classified based on Management’s intent for hedging or non-hedging purposes.

• Derivative financial instruments designed to hedge or to modify characteristics of financial assets or liabilities and (i) which are highly correlated with respect to changes in fair value in relation to the fair value of the item being hedged, both at inception date and over the life of the contract; and (ii) are effective at reducing the risk associated with the exposure being hedged, are classified as hedges as follows:

- Fair value hedge. The financial assets and liabilities and the corresponding derivative financial instruments are accounted for at fair value and any offsetting gains or losses recognized currently in earnings; and

- Cash flow hedge. The effective hedge portion of financial assets and liabilities and the respective derivative financial instruments are accounted for at fair value and any unrealized gains and losses are recorded as a separate component of stockholders’ equity, net of applicable taxes, as “Unrealized gains and losses – marketable securities and derivatives”. The non-effective hedge portion, if any, is recognized currently in earnings.

• Transactions involving derivative financial instruments to meet customer needs or for the bank’s own purposes that do not meet hedge accounting requirements established by the Brazilian Central Bank, primarily derivatives used to manage overall exposure, are accounted for at fair value with unrealized gains and losses recognized currently in earnings.

(d) Prepaid expenses

It is composed by financial resources related to benefits or services that will be provided in the future. As from September 2006, that item also includes amounts paid for intangible assets related to customer relationship, previously classified as deferred charges (Note 8).

(e) Permanent assets

Investments, fixed assets and deferred charges are originally stated at cost.

Investments in subsidiary and associated companies are accounted for using the equity method of accounting (in the proportion of the ownership interest in the stockholders equity of the associated companies), as shown in Note 9. The effects in subsidiary and associated companies related to the valuation of marketable securities and derivatives, as mentioned above in item (c), are recognized by the controlling company so as to maintain the original accounting made by the subsidiary and associated companies.

Other investments consist, principally, of investments carried at cost, adjusted when applicable by an allowance for losses, and membership certificates of stock and commodities exchange adjusted to book equity values.

Goodwill relating to the acquisition of subsidiaries is being amortized over periods not exceeding five years (2006 – up to ten years) – see Note 9(c). Upon the merger of the subsidiary company with the discontinuation or expiration of the acquired brand, the respective goodwill is amortized in full.

Depreciation of fixed assets is calculated on the straight-line method at the following annual rates: buildings in use - 4%; equipment in use - 10%; and communications, data processing, and transportation systems - 20%.

Deferred charges, composed substantially of leasehold improvements and software acquisition and development, are amortized over the term of the respective lease contracts or up to five years as from the beginning of their use.

(f) Current and long-term liabilities

These amounts include, when applicable, accrued interest and monetary and exchange rate variations, except for derivative financial instruments and liabilities subject to hedge, which are presented above in item (c).

(g) Contingent assets and liabilities and legal liabilities.

The recognition, measurement and disclosure of contingent assets and liabilities are made according to the criteria defined in Deliberation CVM 489 of 2005.

Contingent assets – Contingent Assets are not recorded, except upon evidence guaranteeing their realization.

Contingent liabilities – Contingent liabilities are recorded based on the opinion of their Legal Counsel Advisers and the Administration, whenever a loss is considered as probable for judicial and administrative claims, which would cause a probable outflow of resources for the settlement of liabilities and when the amounts involved can be reasonably estimated.

Legal liabilities – Taxes and Social Security – result from obligations arising under legislation, independently from the probably outcome of litigation in progress, which have their full amount recorded.

(h) Technical provisions for insurance, complementary pension plans and annuity products

The technical provisions are established in accordance with the rules of Resolution CNSP no. 162/06 and 139/05. In accordance with Resolution CNSP no. 135/05, an actuarial valuation is also performed on an annual basis and reported to the Superintendency of Private Insurance (SUSEP) with the respective actuarial report.

The Provision for unearned premiums (PPNG) is established to cover claims to be incurred through the deferment of premium income over the related contract period according to the regulation of the Superintendency of Private Insurance - SUSEP. When the actuarial calculation determines a shortfall the provision for insufficient premiums (PIP) is increased.

The Provision for payment of unsettled claims (PSL) is recorded to cover claims reported until the date of the calculation base, considering commitments assumed by the insurance company.

The Provision for claims incurred but not yet reported (IBNR) is established based on the risk of incidents incurred but not yet reported until the reporting date and the amount is determined through actuarial calculation.

The mathematical provisions related to the free benefits generator plan (VGBL and PGBL) and comprise the amounts of the liabilities assumed under the form of survival insurance and are established based on the financial method determined in the contract under the responsibility of a legally qualified actuary. The mathematical provisions represent the present value of future benefits estimated based on actuarial methods and assumptions.

The mathematical provision for benefits to be granted represents the commitments assumed with participants, whose vesting event and the Mathematical Provision for Benefits granted corresponds to the value of commitments whose vesting event has already occurred. Both provisions are calculated according to methodology approved in the Actuarial Note of the plan or product.

The financial expenses related to the technical provision are recorded as “Interest and monetary correction on technical provision for insurance, pension plans and annuity products”.

4. Short-Term Interbank Investments

“Interbank investments”, include, in Parent Company, investments in debentures in the amount of R$64,943 (March 31, 2007 – R$55,301) and interbank deposits in the amount of R$85,392 (March 31, 2007 – R$83,051).

		Consolidated

	June 30,	March 31,
	2007	2007
Securities purchased under resale agreements	22,407,210	11,378,854
Own position	6,317,393	9,153,505
- Treasury bills	4,181,962	7,637,439
- Treasury notes	1,788,011	780,125
- Other	347,420	735,941
Financial Position	14,736,801	2,225,349
- Treasury bills	10,719,727	2,075,327
- Treasury notes	1,594,404	-
- Other	2,422,670	150,022
Settlement and clearing chamber	1,353,016	-
Interbank deposits	5,624,876	5,502,446
Foreign currency investments	92,631	108,218
Total	28,124,717	16,989,518
Current	27,019,804	15,778,555
Long-term	1,104,913	1,210,963

5. Marketable Securities and Derivative Financial Instruments

(a) The balances can be summarized as follows:

		Consolidated

	June 30,	March 31,
Marketable Securities	2007	2007
Trading assets	10,382,200	10,318,095
Available for sale	11,646,217	12,419,159
Held to maturity	2,703,750	2,856,181
Subtotal	24,732,167	25,593,435
Derivative financial instruments	1,388,892	1,076,223
Total	26,121,059	26,669,658
Current	18,480,042	19,358,267
Long-term	7,641,017	7,311,391

(b) Trading assets

				Consolidated

		June 30, 2007	March 31, 2007

	Amortized		Amortized
Issuer/Type of investment	cost	Fair value	cost	Fair value
Federal government	7,203,379	7,249,167	7,391,215	7,445,189
Treasury bills	4,649,903	4,658,877	4,228,156	4,242,490
Financial treasury bills	555,388	555,416	525,316	525,475
Treasury notes	1,992,915	2,029,826	2,632,473	2,672,059
Other	5,173	5,048	5,270	5,165
Brazilian sovereign bonds	137,815	137,755	214,996	215,111
Bank debt securities	1,032,889	1,031,957	971,339	971,599
Eurobonds	158,055	157,123	122,569	122,829
Time deposits	874,834	874,834	848,770	848,770
Corporate debt securities	370,663	376,462	351,651	356,143
Debentures	300,930	307,404	302,493	307,048
Eurobonds	69,733	69,058	49,158	49,095
Mutual funds	799,509	799,509	665,602	665,602
Other	731,896	787,350	635,476	664,451
Total	10,276,151	10,382,200	10,230,279	10,318,095

Trading securities are classified as current assets, regardless of their maturity dates, since these securities are actively and frequently traded.

(c) Securities available for sale

(i) By type:

						Consolidated

	June 30, 2007			March 31, 2007

	Amortized	Fair value		Amortized	Fair value
Issuer/Type of investment	cost	adjustments	Fair value	cost	adjustments	Fair value
Federal government	4,814,069	(3,588)	4,810,481	6,533,989	(160)	6,533,829
Financial treasury bills	578,767	(45)	578,722	548,270	(35)	548,235
Treasury bills	3,892,840	4,643	3,897,483	5,705,045	3,751	5,708,796
Treasury notes	299,350	(102)	299,248	238,408	8,068	246,476
Treasury Bonds	3,362	(615)	2,747	3,297	(404)	2,893
Other	39,750	(7,469)	32,281	38,969	(11,540)	27,429
Foreign government	2,449,160	14,749	2,463,909	2,018,447	10,031	2,028,478
Brazilian sovereign bonds	1,610,393	14,441	1,624,834	1,324,070	57,734	1,381,804
Bank debt securities	341,357	2,951	344,308	304,388	938	305,326
Debentures, eurobonds and other	341,357	2,951	344,308	304,388	938	305,326
Corporate debt securities	2,049,996	64,820	2,114,816	2,087,600	(24,313)	2,063,287
Debentures, eurobonds and other	2,049,996	64,820	2,114,816	2,087,600	(24,313)	2,063,287
Mutual funds	12,861	-	12,861	19,382	-	19,382
Marketable equity securities	319,002	(43,994)	275,008	121,526	(34,473)	87,053
Total	11,596,838	49,379	11,646,217	12,409,402	9,757	12,419,159

(ii) By maturity:

				Consolidated

	June 30, 2007		March 31, 2007

	Amortized		Amortized
Maturity	cost	Fair value	cost	Fair value
Less than 3 months	987,670	990,093	469,742	398,307
Between 3 months and 1 year	5,473,641	5,499,311	7,416,265	7,429,704
Between 1 and 3 years	1,716,987	1,729,517	1,746,941	1,758,514
Between 3 and 5 years	884,582	924,574	633,422	666,584
Between 5 and 15 years	833,283	829,152	883,770	887,053
More than 15 years	1,368,812	1,385,701	1,118,354	1,172,562
No stated maturity (1)	331,863	287,869	140,908	106,435
Total	11,596,838	11,646,217	12,409,402	12,419,159
___________________
(1)	Refers to marketable equity securities and mutual funds.

(d) Securities held to maturity

(i) By type:

		Consolidated

	June 30,	March 31,
	2007	2007

Issuer/Type of investment		Amortized cost

Federal government	1,219,347	1,235,433
Treasury notes	1,219,085	1,212,653
Treasury bills	-	22,505
Other	262	275
Brazilian sovereign bonds	1,402,041	1,497,046
Bank debt securities	28,648	66,416
Eurobonds	28,648	66,416
Corporate debt securities	53,714	57,286
Debentures	7,954	7,739
Eurobonds and other	45,760	49,547
Total	2,703,750	2,856,181
Market value	3,137,807	3,165,566

(ii) By maturity:

		Consolidated

	June 30,	March 31,
	2007	2007

Maturity		Amortized cost

Less than 3 months	223,902	65,335
Between 3 months and 1 year	198,708	335,929
Between 1 and 3 years	217,190	244,033
Between 3 and 5 years	625,968	511,355
Between 5 and 15 years	829,553	1,104,945
More than 15 years	608,429	594,584
Total	2,703,750	2,856,181

(iii) Financial ability

Unibanco Holdings and its subsidiaries classified a portion of their portfolio as held to maturity using the maturities, interest rates (positive spread) and currency of their liability positions, as parameters to define the financial ability to hold the securities to maturity.

(e) Fair value determination

The fair value of marketable securities was based on an internal valuation model, which uses the average rate for the last business day of the quarter as informed by Stock Exchanges, trade associations and external entities.

(f) Derivative financial instruments

(i) The current notional and fair values of derivative financial instruments recorded in memorandum accounts, except for the option contracts, for which the notional exposure represents the premium paid/received and the exposure at fair value represents the amounts recorded in assets and liabilities accounts, are as follows:

						Consolidated

			Amortized	Fair value
	Notional value		cost	adjustment	Fair value

	June 30,	March 31,	June 30,	June 30,	June 30,	March 31,
	2007	2007	2007	2007	2007	2007
Futures contracts	89,324,824	71,503,332	-	-	-	-
Purchase	39,801,268	34,321,143	-	-	-	-
Currencies	3,051,407	1,720,060	-	-	-	-
Interbank interest rate	36,697,840	32,526,226	-	-	-	-
Other	52,021	74,857	-	-	-	-
Sale	49,523,556	37,182,189	-	-	-	-
Currencies	5,278,937	3,001,587	-	-	-	-
Interbank interest rate	44,172,569	34,024,194	-	-	-	-
Other	72,050	156,408	-	-	-	-
Swap contracts	17,518,719	15,100,045	(1,043,456)	34,923	(1,008,533)	(660,146)
Assets	8,825,935	8,330,671	620,148	99,560	719,708	637,803
Currencies	1,395,560	1,686,927	45,376	2,254	47,630	32,469
Fixed interest rate	682,422	440,008	52,213	6,612	58,825	67,188
Interbank interest rate	4,918,681	3,732,272	470,037	38,121	508,158	448,066
Other	1,829,272	2,471,464	52,522	52,573	105,095	90,080
Liabilities	8,692,784	6,769,374	(1,663,604)	(64,637)	(1,728,241)	(1,297,949)
Currencies	2,808,867	3,231,860	(157,220)	(15,748)	(172,968)	(96,981)
Fixed interest rate	1,600,676	958,125	(854,643)	(468)	(855,111)	(892,576)
Interbank interest rate	2,873,386	2,256,608	(267,016)	(46,930)	(313,946)	(304,356)
Other	1,409,855	322,781	(384,725)	(1,491)	(386,216)	(4,036)
Third curve swap contracts	2,170,473	1,527,489	(96,844)	3,726	(93,118)	25,278
Assets	1,864,386	1,422,663	32,654	18,300	50,954	51,665
Currencies	1,261,412	1,218,657	20,022	11,660	31,682	39,273
Fixed interest rate	271,276	45,009	8,066	2,089	10,155	7,333
Interbank interest rate	331,698	158,997	4,566	4,551	9,117	5,059
Liabilities	306,087	104,826	(129,498)	(14,574)	(144,072)	(26,387)
Currencies	97,870	42,433	(2,686)	(424)	(3,110)	(824)
Fixed interest rate	181,247	44,000	(126,681)	(14,062)	(140,743)	(25,479)
Interbank interest rate	26,970	18,393	(131)	(88)	(219)	(84)
Forward contracts	4,182,808	3,429,011	(240,521)	(15,995)	(256,516)	(161,673)
Assets	835,280	593,332	127,663	575	128,238	107,744
Currencies	175,870	50,628	999	(132)	867	275
Fixed interest rate	636,861	542,704	68,144	866	69,010	61,695
Stocks	-	-	35,971	(158)	35,813	45,774
Other	22,549	-	22,549	(1)	22,548	-
Liabilities	3,347,528	2,835,679	(368,184)	(16,570)	(384,754)	(269,417)
Currencies	3,282,732	2,776,835	(309,701)	(15,720)	(325,421)	(222,763)
Fixed interest rate	28,869	12,913	(156)	(98)	(254)	(49)
Stocks	35,927	45,931	(35,778)	(583)	(36,361)	(46,605)
Other	-	-	(22,549)	(169)	(22,718)	-
Option contracts	212,368,444	147,491,628	(51,741)	(549,461)	(601,202)	(54,423)
Purchased options	110,546,903	72,325,683	511,964	(104,233)	407,731	256,261
Purchase of purchased options	87,941,260	59,408,412	404,715	(207,715)	197,000	162,980
Currencies	12,178,095	10,070,888	117,373	(39,510)	77,863	67,042
Fixed interest rate	74,857,438	49,116,185	226,903	(164,918)	61,985	58,946
Stocks	9,880	25,039	8,508	1,372	9,880	25,039
Other	895,847	196,300	51,931	(4,659)	47,272	11,953
Purchase of sold option	22,605,643	12,917,271	107,249	103,482	210,731	93,281
Currencies	3,747,572	2,094,129	17,202	11,788	28,990	17,619
Fixed interest rate	18,693,965	10,634,880	69,569	95,759	165,328	72,058
Stocks	1,983	2,362	1,867	116	1,983	2,362
Other	162,123	185,900	18,611	(4,181)	14,430	1,242
Sale position	101,821,541	75,165,945	(563,705)	(445,228)	(1,008,933)	(310,684)
Sale of purchased options	55,387,603	43,981,880	(416,021)	(247,286)	(663,307)	(166,602)
Currencies	8,151,663	5,798,291	(164,271)	82,896	(81,375)	(81,345)
Interbank interest rate	44,804,650	38,002,570	(160,983)	126,043	(34,940)	(54,121)
Stocks	1,985,592	22,219	(19,599)	(455,597)	(475,196)	(22,219)
Other	445,698	158,800	(71,168)	(628)	(71,796)	(8,917)
Sale of sold option	46,433,938	31,184,065	(147,684)	(197,942)	(345,626)	(144,082)
Currencies	6,378,256	4,535,830	(14,087)	(59,000)	(73,087)	(45,432)
Interbank interest rate	39,824,425	26,466,575	(99,529)	(146,353)	(245,882)	(93,572)
Stocks	5,208	2,660	(5,823)	614	(5,209)	(2,660)
Other	226,049	179,000	(28,245)	6,797	(21,448)	(2,418)
Other derivative financial
instruments (*)	5,197,236	2,032,770	3,024	60	3,084	(6,171)
Assets position	4,190,549	1,327,965	81,263	998	82,261	22,750
Liabilities position	1,006,687	704,805	(78,239)	(938)	(79,177)	(28,921)
		Assets	1,373,692	15,200	1,388,892	1,459,373
		Liabilities	(2,803,230)	(541,947)	(3,345,177)	(1,166,086)
____________________
(*)	Include, basically, contracts of Forwards - Non Deliverable Forward (NDFs) - and Future T-Bill.

(ii) Nominal value by maturity and type, are as follows:

				Consolidated

				June 30, 2007

		Between	Between
	Less than	3 months	1 and 3	More than
Contracts	3 months	and 1 year	years	3 years	Total
Future contracts	34,996,236	32,819,409	19,762,098	1,747,081	89,324,824
Swap contracts	5,216,791	5,233,737	3,907,330	3,160,861	17,518,719
Third curve swap contracts	868,151	1,067,218	193,036	42,068	2,170,473
Forward contracts	1,517,875	2,119,977	415,977	128,979	4,182,808
Option contracts
Purchased position	22,101,994	53,729,527	34,715,382	-	110,546,903
Sale position	18,098,946	45,348,545	36,411,155	1,962,895	101,821,541
Other financial instruments
derivative	1,696,926	3,115,136	248,602	136,572	5,197,236

(iii) Nominal value by trade location:

				Consolidated

				June 30, 2007

		CETIP /
		Over the
Contracts	BM&F	counter(1)	Bovespa	Total
Future contracts	89,324,824	-	-	89,324,824
Swap contracts	4,054,353	13,464,366	-	17,518,719
Third curve swap contracts	-	2,170,473	-	2,170,473
Forward contracts	-	4,124,721	58,087	4,182,808
Option contracts
Purchased position	110,325,700	176,079	45,124	110,546,903
Sale position	99,339,387	2,399,702	82,452	101,821,541
Other financial instruments
derivative	-	5,156,621	40,615	5,197,236
____________________
(1)	CETIP (Clearing House for Custody and Financial Settlement of Securities).

The amounts pledged to guarantee BM&F transactions were R$116,158 and are comprised federal government securities.

(iv) The maturities and types of derivative financial instruments recorded in balance sheet accounts, are as follows:

				Consolidated

				June 30, 2007

		Between	Between
	Less than	3 months	1 and 3	More than
Contracts	3 months	and 1 year	years	3 years	Total
Assets
Swap contracts	92,950	247,812	207,927	171,019	719,708
Third curve swap contracts	25,492	23,175	1,720	567	50,954
Forward contracts	107,080	20,675	335	148	128,238
Option contracts	138,789	165,354	103,588	-	407,731
Other financial instruments
derivative	34,415	42,217	1,707	3,922	82,261
Total	398,726	499,233	315,277	175,656	1,388,892

Liabilities
Swap contracts	(85,958)	(1,544,100)	(51,044)	(47,139)	(1,728,241)
Third curve swap contracts	(74,572)	(69,439)	-	(61)	(144,072)
Forward contracts	(163,519)	(177,625)	(41,592)	(2,018)	(384,754)
Option contracts	(168,247)	(229,095)	(159,091)	(452,500)	(1,008,933)
Other financial instruments
derivative	(3,565)	(72,477)	(1,657)	(1,478)	(79,177)
Total	(495,861)	(2,092,736)	(253,384)	(503,196)	(3,345,177)

(v) Hedge Account

(a) On June 30, 2007, there were derivative financial instruments recognized as cash flow hedges accounted for at fair value and associated to the US dollar fluctuations and indexed to interbank interest rate (CDI) represented by future transactions of R$24,196,981 (March 31, 2007 - R$8,650,951) in Consolidated, swap contracts in the amount of R$848,630 (March 31, 2007 - R$1,790,120) in Consolidated and forward transactions in the amount of R$288,798 (March 31, 2007 – R$230,047) in Consolidated. Associated with variations of interbank interest rate (CDI) and index of future funding transactions, asset operations (credit portfolio and debentures) with interbank interest rate (CDI) variations and funding and /or assets instruments with exchange variance.

These contracts presented for the quarter a loss net of applicable taxes and minority interest, in the amount R$99,149 (March 31, 2007 - R$7,533) in Unibanco Consolidated, which were recorded in “Unrealized gains or losses – marketable securities and derivatives”. The hedges as of June 30, 2007, were undertaken in accordance with the standards established by the Brazilian Central Bank.

The transactions shown above do not represent Unibanco’s total exposure to market, currency and interest rate risks since they only consider the derivative financial instruments.

(b) The swap transactions associated with funding and/or asset operations in the amount of R$1,253,295 (March 31, 2007 - R$1,769,114) in Consolidated are recorded at current notional value, adjusted in accordance with the index variation occurred (“carrying amount”), and are not adjusted to their fair value.

6. Lending, Leasing and Other Credits Portfolio and Allowance for Credit Losses

(a) Components of the operations portfolio by type and by maturity:

		Consolidated

	June 30,	March 31,
	2007	2007
By type
Discounted loans and notes	21,475,906	19,300,419
Financing	13,197,780	12,557,670
Agricultural	1,488,314	1,453,907
Real estate loans	1,585,682	1,544,973
Credit card	4,616,119	4,357,002
Total lending operations	42,363,801	39,213,971

Leasing operations	3,367,266	2,533,016
Advances on exchange contracts (1)	1,625,148	1,422,428
Total leasing operations and
advances on exchange contracts	4,992,414	3,955,444
	-	-
Guarantees honored	37,772	38,281
Other receivables (2)	4,250,194	3,793,220
Total other credits	4,287,966	3,831,501

Total risk	51,644,181	47,000,916

By maturity
Past-due for more than 15 days (Note 6 (d))	2,115,106	2,208,666
Falling due:
Less than 3 months (3)	18,385,798	18,044,013
Between 3 months and 1 year	14,031,524	11,651,173
Between 1 and 3 years	11,483,171	10,276,824
More than 3 years	5,628,582	4,820,240

Total risk	51,644,181	47,000,916
_____________________
(1)	Recorded in “Other liabilities” – “Foreign exchange portfolio”. (See Note 15 (a))
(2)	Other credits refer, substantially, to receivables from purchase of assets, notes and credits receivable, insurance premium and receivables from credit card operations (with attributes of lending).
(3)	Include 14 days past-due amounts.

(b) Components of lending, leasing and other credits by business activity:

				Consolidated

	June 30, 2007		March 31, 2007

		% of total		% of total
	Value	distribution	Value	distribution
Manufacturing
Electricity, gas and water	3,265,374	6.3	3,445,592	7.3
Food, beverages and tobacco	2,127,667	4.1	2,123,237	4.5
Paper, pulp and wood products	1,599,906	3.1	1,373,750	2.9
Basic metal industries	1,261,238	2.4	1,164,228	2.5
Chemical and pharmaceutical	960,251	1.9	854,086	1.8
Production of machines and equipment	948,875	1.8	718,230	1.5
Extractive	933,517	1.8	822,140	1.8
Automotive industry	711,825	1.4	712,438	1.5
Petroleum	638,443	1.2	517,027	1.1
Textiles, clothing and leather goods	395,719	0.8	468,228	1.0
Electronic and communications equipment	304,602	0.6	241,761	0.5
Rubber and plastic	299,321	0.6	287,413	0.6
Production of metal goods	214,926	0.4	264,744	0.6
Eletric and electronic	182,133	0.4	165,234	0.4
Other manufacturing industries	12,415	-	51,782	0.1
Subtotal	13,856,212	26.8	13,209,891	28.1
Retailers
Retail	3,553,618	6.9	3,512,779	7.5
Wholesale	2,874,612	5.6	2,586,599	5.5
Subtotal	6,428,230	12.5	6,099,378	13.0
Financial service
Financial companies	3,198,967	6.2	1,838,671	3.9
Insurance companies and private pension funds	10,407	-	3,366	-
Subtotal	3,209,374	6.2	1,842,037	3.9
Residential construction loans	628,044	1.2	570,266	1.2
Other services
Transportation	3,165,952	6.1	2,792,174	6.0
Post office and telecommunications	804,348	1.6	824,954	1.8
Construction	648,465	1.3	582,435	1.2
Real estate services	495,911	1.0	456,387	1.0
Agricultural	417,773	0.8	318,001	0.7
Lodging and catering services	218,920	0.4	209,287	0.4
Health and social services	210,672	0.4	201,316	0.4
Association activities	155,665	0.3	141,437	0.3
Cultural, sports and leisure activities	101,987	0.2	109,928	0.2
Education	101,847	0.2	114,501	0.2
Other services	1,511,057	2.9	1,358,809	2.9
Subtotal	7,832,597	15.2	7,109,230	15.1
Agriculture, livestock, forestry
and fishing	1,090,469	2.1	1,066,324	2.3
Individual
Consumer loans	8,129,362	15.7	7,807,225	16.6
Credit card	7,133,430	13.8	6,566,130	14.0
Residential mortgage loans	1,000,654	1.9	1,018,932	2.2
Lease financing	1,937,964	3.8	1,323,922	2.8
Other	397,845	0.8	387,583	0.8
Subtotal	18,599,255	36.0	17,103,791	36.4
Total	51,644,181	100.0	47,000,916	100.0

(c) Concentration of lending, leasing and other credits:

				Consolidated

	June 30, 2007		March 31, 2007

Largest clients	Value	% total	Value	% total
10 largest clients	4,444,354	8.6	3,733,961	7.9
50 next largest clients	7,128,160	13.8	6,514,682	13.9
100 next largest clients	5,415,682	10.5	5,035,033	10.7
Other clients	34,655,985	67.1	31,717,240	67.5
Total	51,644,181	100.0	47,000,916	100.0

(d) Components of lending, leasing and other credits and allowance for losses by risk level:

						Consolidated

						June 30, 2007

	%		Past due credits

Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total
level	required	credits	installments	installments(1)	credits	% of total	allowance
AA	-	22,480,934	-	-	22,480,934	43.5	16,584
A	0.5	20,318,469	-	-	20,318,469	39.3	109,354
B	1.0	3,489,889	420,102	227,552	4,137,543	8.0	51,616
C	3.0	1,441,318	337,760	222,980	2,002,058	3.9	76,045
D	10.0	130,877	177,402	192,761	501,040	1.0	311,555
E	30.0	65,387	99,039	158,888	323,314	0.6	264,848
F	50.0	42,192	92,288	174,333	308,813	0.6	303,488
G	70.0	28,475	71,098	162,344	261,917	0.5	258,720
H	100.0	82,793	251,052	976,248	1,310,093	2.5	1,310,093
Total		48,080,334	1,448,741	2,115,106	51,644,181	100.0	2,702,303
% of total risk							5.2%

						Consolidated

						March 31, 2007

	%		Past due credits

Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total
level	required	credits	installments	installments(1)	credits	% of total	allowance
AA	-	19,935,660	-	-	19,935,660	42.4	71,734
A	0.5	18,617,296	-	-	18,617,296	39.6	140,500
B	1.0	2,982,147	355,197	224,467	3,561,811	7.6	95,420
C	3.0	1,344,535	371,030	251,337	1,966,902	4.2	168,956
D	10.0	230,544	188,198	199,638	618,380	1.3	180,634
E	30.0	67,832	112,566	155,119	335,517	0.7	168,329
F	50.0	49,955	88,761	184,596	323,312	0.7	226,362
G	70.0	28,906	71,250	167,727	267,883	0.6	245,490
H	100.0	89,136	259,237	1,025,782	1,374,155	2.9	1,374,155
Total		43,346,011	1,446,239	2,208,666	47,000,916	100.0	2,671,580
% of total risk							5.7%
_____________________
(1)	Include past-due for more than 15 days.

The allowance for credit losses is recorded in accordance with Resolution 2682 of the Brazilian National Monetary Council. The minimum allowance for each level is used as a general rule, however, based on the judgment and experience of management, higher percentages are used within each level in order to assess the risk of certain clients, operations or portfolios more accurately.

(e) The balance of renegotiated transactions with clients as established in Resolution 2682 of the Brazilian National Monetary Council totaled R$1,017,043 (March 31, 2007 - R$996,945). These transactions relate to the active portfolio and credits written off, and were recognized in a manner which maintain the risk assessment and the provision for losses existing prior to renegotiation. These transactions will have a lower risk classification only after the collection of a significant portion of the renegotiated debt.

(f) Changes in the allowance for credit losses during the quarter:

	Consolidated

	Quarter ended June 30, 2007	Six-month ended June 30, 2007
Balance at the beginning of the period	2,671,580	2,666,439
Increases	544,810	1,069,042
Loan charge-offs	(514,087)	(1,033,178)
Balance at the end of the period	2,702,303	2,702,303

Loan recoveries (1)	75,565	105,966
_______________________
(1)	Loan recoveries were recorded as revenue from “Lending operations” and “Leasing operations”.

7. Other Credits

			Consolidated

	June 30, 2007		March 31, 2007

	Current assets	Long-term receivables	Current assets	Long-term receivables
Receivables on guarantees honored	-	37,772	-	38,281
Foreign exchange portfolio	6,799,271	539,282	8,892,333	23,750
Income receivable	307,501	52,398	346,513	49,036
Negotiation and intermediation of securities	901,092	-	624,753	-
Deferred taxes (See Note 19(a))	1,131,625	2,350,358	1,209,987	1,631,815
Receivables from credir card operatios	2,621,368	-	2,306,038	-
Insurance premium	1,478,279	-	1,234,383	-
Prepaid taxes	639,069	164,346	463,747	259,739
Sundry	1,061,480	2,691,053	917,788	2,787,103
Total	14,939,685	5,835,209	15,995,542	4,789,724

“Foreign exchange portfolio” includes R$4,394,997 (March 31, 2007 - R$4,830,351) of unsettled exchange purchases and R$2,919,816 (March 31, 2007 – R$4,067,675) of rights on foreign exchange sold, net of received advances.

“Other credit – sundry” includes, basically, escrow deposits for civil and labor suits in the amount of R$2,061,123 (March 31, 2007 – R$2,096,199); notes and credits receivable in the amount of R$607,488 (March 31, 2007 – R$750,932); accounts receivable from temporary special administration regime in the amount of R$240,136 (March 31, 2007 – R$239,898) and salary advances and other in the amount of R$111,894 (March 31, 2007 - R$56,973).

8. Other Assets

Represented mainly by prepaid expenses, as follows:

		Consolidated

	June 30,	March 31,
	2007	2007
Commissions on debt placements and products	467,039	478,126
Exclusiving contracts for banking services (Note 3 (d))	458,917	451,176
Advance of private pension’s sponsor contributions	212,975	206,837
Others	130,542	81,968
Total	1,269,473	1,218,107
Current	610,809	581,014
Long-term	658,664	637,093

9. Investments

(a) Subsidiary company

	Unibanco – União de Bancos
		Brasileiros S.A.

	June 30,	March 31,
	2007	2007
Information on investment for the period
Number of shares held (with no par value)
Common	1,467,184,984	1,467,184,984
Preferred	162,258,502	161,707,892
Participation in common stock - %	97.080	97.080
Total participation (direct) - % (1)	58.118	58.122
Stockholders’ equity	10,797,892	10,286,091
Capital	8,000,000	8,000,000
Net income for the quarter	840,565	580,995
Net income for the six-months ended June 30,	1,421,560	580,995
Investment value	6,275,551	5,978,429
Equity in results for the quarter	474,041	317,737
Equity in results for the six-months ended June 30,	791,778	317,737
________________________
(1)	The total participation and equity in results was calculated based on Unibanco’s outstanding shares.

The amounts of interest on own capital proposed during the quarter receivable from Unibanco was R$248,166 (March 31, 2007 – R$127,534)

(b) Consolidated companies

Results of investments in subsidiary and associated companies were recorded as “Equity in the results of subsidiary companies” in the statement of income. The foreign branches’ and subsidiary companies’ exchange losses in the amount of R$189,755 (Six-month ended June – R$361,506), were recognized as “Other operating expense”. The investments in subsidiary and associated companies and the major transactions relating to investments in subsidiary and associated companies, were as follows:

					Adjusted
					Net income (4)

	Number of shares				Quarter	Six-month
	or quotas (thousands)			Adjusted	ended	ended
	direct and indirect		Percentage	stockholders	June, 30	June, 30

	Common	Preferred	holding	equity	2007	2007
Investments of Unibanco

Subsidiary Companies
Unipart Participações Internacionais
Ltd.(2)	5,849	-	100.000	2,953,210	94,636	177,191
Dibens Leasing S.A. – Arrendamento Mercantil (3)	356,579	-	99.999	2,944,242	72,512	182,580
Banco Fininvest S.A.	8	2	100.000	1,516,903	24,706	55,740
Unicard Banco Múltiplo S.A.	147,432,552	91,811,816	100.000	1,196,606	36,686	107,082
Unibanco AIG Seguros S.A.	345,014	188,814	49.902	1,555,216	81,339	147,675
Banco Dibens S.A.	20,085,509	-	100.000	482,099	7,946	17,260
Unibanco Companhia de Capitalização	4,194	-	100.000	441,753	20,917	44,116
Banco Único S.A.	2,768,397	2,768,397	100.000	274,386	6,254	10,879
Interbanco S.A.	20,000	-	99.999	162,120	16,174	34,395
Unibanco Investshop Corretora de
Valores Mobiliários e
Câmbio S.A.	4,955	4,955	100.000	125,593	10,978	16,396
AIG Brasil Companhia de Seguros	54,214	-	49.999	86,916	6,726	9,076
Jointly controlled companies (i)
Maxfácil Participações	11	-	49.986	181,968	5,173	6,931
Banco Investcred Unibanco S.A. –
(PontoCred)	95	-	49.997	177,649	22,139	36,487
Companhia Hipotecária
Unibanco – Rodobens	6,055	-	50.000	19,380	834	2,058

							Adjusted
							net income (4)		Equity in results (1)

					Investment
	Number of shares				amount		Quarter	Six-month	Quarter	Six-month

	or quotas (thousand)						ended	ended	ended	ended
	direct and indirect		Percentage	Stockholders	June 30,	March 30,	June 30,	June 30,	June 30,	June 30,

	Common	Preferred	holding	equity	2007	2007	2007	2007	2007	2007
Investment of Unibanco Consolidated
Associated companies
IRB – Brasil Resseguros S.A.		112	11.166	1,796,256	200,570	192,401	64,168	149,570	7,165	16,701
AIG Brasil Companhia de Seguros	54,214	-	49.999	86,916	43,457	41,208	6,726	9,076	3,363	4,538
Other					12,158	6,820			85	90
Total					256,185	240,429			10,613	21,329

	Number of shares
Main direct, indirect and jointly controlled	or quotas (thousand)		Percentage	Stockholders

subsidiary companies invested by:	Common	Preferred	holding	equity	Net income (4)
Unipart Participações Internacionais Ltd.
Hipercard Banco Múltiplo S.A.	95,738	-	19.293	857,521	7,613
Unibanco Cayman Bank Ltd.	26,340	-	100.000	717,210	44,017
Unibanco União de Bancos Brasileiros (Luxembourg) S.A.	200	-	99.999	149,151	2,330
Unicorp Bank & Trust Ltd.	1,750	3,250	100.000	41,005	9,865

Unibanco AIG Seguros S.A.
Unibanco AIG Vida e Previdência S.A.	39,565	-	99.999	300,858	13,200
Unibanco AIG Saúde Seguradora S.A.	20,000	-	99.999	53,486	4,434
IRB – Brasil Resseguros S.A.	-	112	11.166	1,796,256	64,168

Banco Fininvest S.A.
Luizacred S.A. Sociedade de Crédito, Financiamento e
Investimento	83	83	49.998	23,782	5,185

Unicard Banco Múltiplo S.A.
Hipercard Banco Múltiplo S.A.	298,819	5,940	61.414	857,521	7,613

Dibens Leasing S.A. – Arrendamento Mercantil
Unibanco Participações Societárias S.A. (5)	8,883	6,218	51.000	1,961,226	4,389

(i) The percentage shown in the Unibanco Consolidated column refers to the total percentage holding in the companies.

(1) The difference between the net income (loss) and the equity results, and between the stockholders equity and the investment balance were mainly due to the unrealized gains in respect of transactions with other related party companies, unrealized which are being recognized in accordance with the amortization of goodwill; alteration of participation during the period and restatement of exchange membership certificates, recorded in stockholders equity of the investee.

(2) The Executive Board Meetings held in the first half of 2006 and the first quarter of 2007 approved the increase in the capital of Unipart Participações Internacionais Ltd., in the amounts of R$1,489,420 and R$525,157, respectively. On June 30, 2007, capital is representes by 5,848,786 shares, totally paid by Unibanco .

(3) The Extraordinary Shareholders’ Meetings held in March 2007 and June 2007, was approved the increase in the capital, in the amount of R$1.200.008, represented by 275.492.506 common shares. Brazilian Central Bank approved the increase in the capital in April and July 2007.

(4) The net income for the period of these companies, considering the effects of non-recurring events is as following: Unipart Participações Internacionais Ltd. R$147,521, Dibens Leasing S.A - Arrendamento Mercantil S.A. R$1,406,403, Banco Fininvest S.A. R$9,564, Unicard Banco Múltiplo S.A. R$9,198, Banco Dibens S.A R$4,203, Unibanco Companhia de Capitalização R$44,088, Banco Único S.A R$8,258 and Hipercar Banco Múltiplo S.A R$26,427.

(5) In accordance with the Company Announcement in June 28th, 2007, Unibanco had admitted a non financial company of Deutsche group as a minority partner in a non financial subsidiary, Unibanco Participações Societárias S.A. - (“UPS”), controlled by Dibens Leasing S.A. - Arrendamento Mercantil. The minority partner owns 49.10% of the UPS total capital. The company’s shareholders equity reached the amount of R$1,961,226 on June 2007. The UPS has the business purpose the participation on Unibanco’s non-financial subsidiaries.

(c) Goodwill on acquisition of companies

The goodwill on acquisition of a company is based on the expectation of future earnings, and as from September 30, 2006 the amortization period changed from 10 to 5 years.

The goodwill balance shown in the Consolidated quarterly information and the amount amortized were as follows:

	Balance to be amortized					Amortization

			Quarter ended	Six-month	Quarter ended	Six-month
	June 30,	March 31,	June 30,	ended June 30,	June 30,	ended June 30,
	2007	2007	2007	2007	2006	2006
Fininvest	-	-	-	-	9,166	18,332
Hipercard	138,239	158,975	20,736	41,472	10,600	21,200
Hipercard Investimentos	128,400	137,358	8,958	17,916	4,479	7,465
Maxfácil (1)	71,258	75,534	4,276	8,551	-	-
Other	118,387	129,382	11,273	23,790	8,977	17,960
Total	456,284	501,249	45,243	91,729	33,222	64,957
_____________________
(1)	During the third quarter of 2006, Unibanco – União de Bancos Brasileiros S.A. acquired 49.986% of the company’s capital. Goodwill paid in this transaction is based on the expectation of future profits.

10. Fixed Assets

		Consolidated

	June 30,	March 31,
	2007	2007
Land and building	605,627	619,550
Other fixed assets	1,564,400	1,555,467
Accumulated depreciation	(1,339,506)	(1,317,141)
Total	830,521	857,876

11. Deposits

				Consolidated

		June 30, 2007		March 31, 2007

	Current	Long-term	Current	Long-term
	assets	receivables	assets	receivables
Demand deposits	4,625,638	-	4,013,058	-
Savings deposits	8,044,191	-	7,509,680	-
Interbank deposits	531,404	348,111	567,949	-
Time deposits	7,943,315	11,873,081	9,374,678	13,427,626
Other deposits	80,887	-	61,566	-
Total	21,225,435	12,221,192	21,526,931	13,427,626

12. Resources from Securities Issued

				Consolidated

		June 30, 2007		March 31, 2007

	Current	Long-term	Current	Long-term
	assets	receivables	assets	receivables
Mortgage notes	175,126	-	406,635	-
Debentures	21,569	1,949,386	28,685	700,000
Real estate notes	778,185	55	897,320	6,226
Securities abroad	652,872	610,941	396,245	651,948
Total	1,627,752	2,560,382	1,728,885	1,358,174

(a) Mortgage notes are adjusted using the Referential Rate (TR), plus average interest of 12.55% (March 31, 2007 – 12.73%) per annum, and are payable up to October, 2007.

(b) The real estate notes are restated, being paid up to 90% of interbank interest rate and maturing up to August 2009.

(c) Debentures

Debentures issued by Dibens Leasing S.A. - Arrendamento Mercantil are restated, plus interest up to 102% of interbank interest rate, paid semiannually the maturing in ten years corresponding to June 2016.

Debentures pledge schedule are restated, plus interest up to 101.20% of interbank interest rate with maturing up to June 2012.

(d) Securities Abroad - Euronotes

			Consolidated

		June 30,	March 31,
Maturity	Currency	2007	2007
Less than 3 months	US$	208,870	217,433
	EUR	2,675	-
		211,545	217,433

From 3 to 12 months	US$	436,442	165,405
	EUR	72	2,891
	R$	-	453
		436,514	168,749

From 1 to 3 years	US$	66,233	72,257
	R$	226,589	231,664
	YEN	279,092	309,159
		571,914	613,080

From 3 to 5 years	US$	20,855	14,278
		20,855	14,278

From 5 to 15 years	US$	5,341	15,879
	R$	27	-
		5,368	15,879
Total		1,246,196	1,029,419

The average interest of issues in foreign currency was 3.86% (March 31, 2007 – 4.39%) per annum.

(e) The other issues totaled R$17,617 (March 31, 2007 - R$18,774) with maturities up to August, 2010 and an average interest rate of 5.29% (March 31, 2007 – 4.94%) per annum.

13. Borrowings and Onlendings

Foreign borrowings consist principally for refinancing of foreign exchange transactions, imports and exports.

Onlendings in Brazil – governmental agencies are payable up to 2025, with interest rates established by operational policies of BNDES (National Economic Development Bank).

Foreign onlendings, consisting of long-term credit lines for project and trade financing, are payable up to December, 2011, with an average interest rate of 5.29% (March 31, 2007 – 5.24%) per annum.

14. Contingent Assets and Liabilities and Legal Liabilities

Unibanco Holdings and its subsidiaries are parties to various legal actions, involving tax litigation, civil litigation and labor claims.

The provisions for labor claims are based on (i) the individual analysis regarding the potential amount of the probable losses, pursuant to the advice of our legal counsel for claims with significant individual amounts; (ii) the historic percentage of the balance of judicial deposits converted into payments with respect to the labor claims with judicial deposits; and (iii) the historic average of payments made, for all other claims.

Civil litigation is mainly represented by claims for personal and moral injury, due to among other reasons, returns of checks, protests of notes considered not due and economic plans. The provisioned amount represents management’s estimate, considering the probability of loss in those lawsuits, based on: (i) the individual analysis regarding the potential amount of the probable losses, pursuant to the advice of our legal counsel for claims with significant individual amounts; (ii) the balance of judicial deposits converted into payments, with respect to the civil claims with judicial deposits; and (iii) the historic average of payments made, for all other claims.

Tax claims, which are considered legal liabilities based on Deliberation CVM nº 489, regardless of the probability of loss, and those tax claims with loss classification as probable, in accordance with our opinion or the opinion of our legal advisors, are fully provisioned. The claims considered as legal liabilities have a remote or possible risk of loss in accordance with the opinion of legal advisors. On June 30, 2007, Unibanco Holdings and its subsidiaries maintain provision for such causes in the amount of R$2,534,276, mainly: (i) Profit Participation Program – PIS and Tax and Social Security Financing – COFINS on interest on own capital R$145,664 in Unibanco Holdings and in Consolidated (ii) the contestation of widening of the basis of calculation of PIS and COFINS by Law 9,718, in the amount of R$ 1,282,730; (iii) Deductibility of interest and taxes whose payments are suspended, in the amount of R$438,634 and (iv) Social Contribution on Net Income of Non-employer companies in the amount of R$134,025 in Consolidated.

On 30th, June, 2007, according to legal advisors’ opinion, we do not record provisions for claims considered as possible loss. Such claims, mainly the tax ones, net of tax effects, represent the amount of R$ 882,333 in Consolidated, in which we discuss:

(i) Deductibility of losses on credits receivables in the amount of – R$178,331;
(ii) Deductibility of goodwill on investments acquisitions in the amount of – R$152,512;
(iii) Collection of CPMF on leasing transactions in the amount of – R$127,737;
(iv) Social security contribution on non remunerated salaries in the amount of – R$91,335;
(v) Profit from foreign country taxation criteria in the amount of – R$73,567; and
(vi) ISS taxation on leasing operations in the amount of – R$22,129.

Provisions recorded and their movements in the quarter ended June 30, 2007 are as follows:

Balance sheet	Parent Company	Consolidated
Tax litigation	145,664	2,576,053
Labor litigation	-	764,740
Civil litigation	-	621,220
Total	145,664	3,962,013
	-	-
Recorded in Other Liabilities	-	-
- Allowance for tax contingencies	145,664	2,576,053
- Others (Note 15 (c))	-	1,385,960
	145,664	3,962,013

	Parent Company		Consolidated

	Quarter	Six-month	Quarter	Six-month
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
Movements in the period	2007	2007	2007	2007
Balance at the beginning of the period	136,174	132,391	3,018,476	3,031,026
Increases	-	-	1,167,438	1,597,290
Releases	-	-	(37,804)	(423,449)
Interest/Monetary adjustment	9,490	13,273	42,083	117,330
Payments	-	-	(228,180)	(360,184)
Balance at the end of the period	145,664	145,664	3,962,013	3,962,013

15. Other Liabilities

				Consolidated

		June 30, 2007		March 31, 2007

	Current	Long-term	Current	Long-term
	liabilities	liabilities	liabilities	liabilities
Collection of taxes and
other contributions	1,128,912	-	1,318,461	-
Foreign exchange portfolio	5,493,863	539,599	7,636,048	23,951
Social and statutory	671,353	-	350,508	-
Allowance for tax contingencies	-	2,576,054	-	2,154,662
Taxes and social security	889,744	218,108	572,469	158,523
Negotiation and intermediation
of securities	1,589,351	91,710	1,069,574	2,250
Technical provision for insurance,
retirement and annuity products	7,846,452	1,987,134	7,347,227	1,969,837
Subordinated debt	16,136	4,118,725	437,215	2,768,663
Payable to merchants-credit card	3,318,900	-	2,971,711	-
Sundry	2,003,024	3,171,252	1,650,484	2,258,148
Total	22,957,735	12,702,582	23,353,697	9,336,034

(a) Other liabilities - Foreign exchange portfolio includes, mainly, R$4,606,690 (March 31, 2007 – R$4,933,988) of obligations for exchange purchased, R$3,050,868 (March 31, 2007 – R$4,148,096) of unsettled exchange sales and R$(1,625,148) (March 31, 2007 – R$(1,422,428)) of advances on exchange contracts.

(b) Technical provision for insurance, private retirement plans and annuity products:

	Insurance		Private Retirement Plans		Annuity Products		Total

	June 30,	March 31,	June 30,	March 31,	June 30,	March 31,	June 30,	March 31,
	2007	2007	2007	2007	2007	2007	2007	2007
Provision for unearned premiums	1,131,926	1,036,121	-	1	-	-	1,131,926	1,036,122
Loss Provision IBNR
(The provision for claims incurred
but not yet reported	214,161	201,413	1,237	1,028	-	-	215,398	202,441
Mathematical provision
benefits to be granted	476,499	443,658	6,267,838	5,958,835	-	-	6,744,337	6,402,493
Mathematical provision
for benefits granted	5,739	5,014	412,398	400,172	-	-	418,137	405,186
Unsettled claims	413,817	400,332	10,233	9,883	-	-	424,050	410,215
Provision for draws
and redemptions	-	-	-	-	657,533	629,767	657,533	629,767
Other provisions	4,471	4,129	234,864	226,330	2,870	381	242,205	230,840
Total of technical provisions	2,246,613	2,090,667	6,926,570	6,596,249	660,403	630,148	9,833,586	9,317,064
Short-term	2,245,095	2,089,237	4,940,954	4,627,842	660,403	630,148	7,846,452	7,347,227
Long-term	1,518	1,430	1,985,616	1,968,407	-	-	1,987,134	1,969,837

(c) Subordinated debt

					Consolidated

			Remuneration	June 30,	March 31,
	Issue	Maturity	per annum	2007	2007
Step-up subordinated
callable notes (1)	April 2002	April 2012	9.375%	-	406,982
Step-up subordinated
callable notes (2)	December 2003	December 2013	7.375%	371,935	405,452
Line of credit (3)	December 2004	December 2009	4.74%	289,405	313,793
Perpetual Non-
cumulative Junior
Subordinated
Securities (4)	July 2005	Indeterminated	8.70%	977,530	1,040,561
Subordinated time
deposits (5)	December 2002	December 2012	102% of CDI	538,197	522,647
Subordinated time
deposits (6)	December 2006	December 2016	104% of CDI	531,752	516,443
Subordinated time
deposits (7)	May 2007	May 2012	103.8% of CDI	614,693	-
Subordinated time
deposits (7)	May 2007	May 2012	103.9% of CDI	608,273	-
Subordinated time
deposits (7)	May 2007	May 2012	104% of CDI	203,076	-
Total				4,134,861	3,205,878
Short-term				16,136	437,215
Long-term				4,118,725	2,768,663
_____________________
(1)	The debt was fully redeemed in April 2007.
(2)	The debt can be fully redeemed in December 2008 or in each subsequent interest payment. The interest rate from the fifth year will be 9.375% per annum.
(3)	The debt can not be redeemed prior to contractual maturity. The interest rate is calculated through semi-annual Libor plus 2%.
(4)	The debt can be fully redeemed, only at the option of the issuer, after July 29, 2010 or in each subsequent payment.
(5)	Subordinated time deposits can be redeemed from December 2007.
(6)	Subordinated time deposits can be redeemed from December 2011.
(7)	Subordinated time deposits can not be redeemed prior to contractual maturity.

(d) “Other liabilities – sundry”, includes, basically, sale of rights of receipt of future flow of payment orders abroad in the amount of R$1,758,037 (March 31, 2007 – R$1,488,662); provision for labor and civil litigations in the amount of R$1,385,960 (March 31, 2007 - R$863,814); payable related to insurance companies in the amount of R$744,250 (March 31, 2007 - R$588,684) and provisions for payroll and administrative expenses in the amount of R$674,072 (March 31, 2007 - R$445,370).

16. Employee Benefits

(a) Pension plan

Unibanco and its subsidiary companies provide to their employees, a pension plan, based on a defined contribution through UBB-Prev – Previdência Complementar a closed private entity. The program is sponsored by Unibanco, its subsidiaries and your employees.

During the quarter ended June 30, 2007, the company sponsor contributions totaled R$4,348 (Six-month period ended June 30, 2007 – R$12,545) in Consolidated.

(b) Stock option program

Unibanco has a Stock Option Plan, which aims to align executive’s commitment with long term results and reward exceptional performance. It is also an instrument for attraction, retention and motivation of talented people. In the Extraordinary Shareholders’ Meeting, held on March 21, 2007, it was approved a change in the Stock Option Plan to allow the establishment of a program, in which some executives are chosen to be “partners” of Unibanco. The Partner Program has become the main incentive program to executives. These executives will be able to invest a percentage of their respective bonuses to acquirer Unibanco Units and, for each acquired Unit, each executive will receive certain amount of Bonus Units (options to acquire Units subjected to defined vesting conditions). The granted Units stock options can be exercised by the executives in 3 to 5 years. The annual granted options cannot exceed 1% of the authorized capital and total granted options are limited to 10% of authorized capital.

Up to June 30, 2007, the options activity was as follows:

		Vesting		Exercise price
Insuance		period	Exercise	per Unit(R$)				Quantity

N °	Date	until	period until	(IPCA)	Granted	Exercised	Cancelled	Not exercised
1st	1st quarter 2002	01.21.2007	01.20.2008	4,655	12,376,000	7,562,291	4,447,059	366,650
2nd	2nd quarter 2002	04.15.2007	04.14.2008	5,455	68,000	68,000	-	-
3rd and 4th	3rd quarter 2002	08.12.2007	08.11.2008	Up to 4.200	560,000	373,334	-	186,666
5th to 7th	4th quarter 2002	11.20.2007	11.19.2008	3,452	700,000	233,334	400,000	66,666
8th to 10th	1st quarter 2003	03.10.2008	03.09.2009	Up to 4.085	446,000	160,000	206,000	80,000
11th to 15th	2nd quarter 2003	06.16.2008	06.15.2009	Up to 5.150	3,464,000	1,027,526	1,244,000	1,192,474
16th	3rd quarter 2003	09.02.2008	09.01.2009	4,917	6,226,000	1,434,565	2,038,654	2,752,781
17th and 18th	4th quarter 2003	12.17.2008	12.16.2009	Up to 5.750	480,000	40,000	360,000	80,000
19th and 20th	1st quarter 2004	02.01.2009	01.31.2010	Up to 6.881	600,000	80,000	-	520,000
21th to 23th	2nd quarter 2004	04.13.2009	04.12.2010	Up to 7.016	1,012,240	337,414	-	674,826
24th to 26th	3rd quarter 2004	09.20.2009	09.19.2010	Até 7,363	1,560,000	-	20,000	1,540,000
27th	1st quarter 2005	02.01.2010	01.31.2011	Até 8,655	8,440,000	-	1,233,332	7,206,668
28th	2nd quarter 2005	05.03.2010	05.02.2011	Até 10,139	50,000	-	50,000	-
29th	3rd quarter 2005	09.19.2010	09.18.2011	Até 10,980	120,000	-	-	120,000
30th to 33th	3rd quarter 2006	08.30.2011	08.29.2012	Até 16,044	630,000	-	80,000	550,000
34th and 35th	1st quarter 2007	03.22.2012	03.21.2013	Até 18,279	500,000	-	-	500,000
TOTAL					37,232,240	11,316,464	10,079,045	15,836,731

The stock option program in Units (Share Deposit Certificate is represented by a preferred share issued by Unibanco and by a preferred share issued by Unibanco Holdings) is granted simultaneously by Holdings and Unibanco.

The cancelled options refer to beneficiaries excluded before the end of the exercise period, except for retirees that will be continuing as participants.

The exercise price of stock option after the third quarter of 2004, is being restated, pro rata temporis, pegged to the IPCA (Amplified Consumer Price Index) accumulated for the period between the issuance date and the respective exercise period of each option in Units.

The amounts and unit prices cost were adjusted in according with the issuance of new bonus shares (Bonificação de ações) on July 17, 2006.

17. Stockholders’ Equity

(a) Capital

Subscribed and paid-in capital is comprised of shares without par value, as follows:

	June 30, 2007			March 31, 2007

	Outstanding	Treasury
	shares	stocks	Total	Total
Common	553,735,904	-	553,735,904	553,735,904
Preferred	1,075,707,624	14,144,159	1,089,851,783	1,089,851,783

Total	1,629,443,528	14,144,159	1,643,587,687	1,643,587,687

Preferred shares carry no voting rights are entitled to receive (i) a semi-annual minimum dividend of R$0.15 (fifteen cents) per twenty shares or semi-annual priority dividend of 1.5% per share, at book value resulting in an annual priority dividend of 3% (three percent) per share, at book value, each one is greater; (ii) in the case of the preferred shares’ reverse stock split, the dividends mentioned in item (i) it will be adjusted to new shares quantity of preferred shares; (iii) in the reimbursement of capital in the case of the capital liquidation up to the amount of capital represented shares by such preferred shares and (iv) participate in equal conditions with common shareholders in capital increases from monetary restatement of revenues, reserves and income and any distribution of dividends after dividends equal in item (i).

Each Share Deposit Certificate (Unit) is represented by a preferred share issued by Holdings and by a preferred share issued by Unibanco and is traded in the Brazilian market. On June 30, 2007, the market value of Units was R$21.94.

At the Extraordinary Shareholders Meeting held on June 29, 2006 approval was given to the increase of the corporate capital in the amount of R$2,691,926 through equal capitalization of retained earnings, with the issuance of 813,253,815 new shares to the shareholders, in 100% proportion, and the record date on July 17, 2006.

According to the provisions of the 1st paragraph of Article 25 of the Normative Instruction no. 25/2001, issued by the Brazilian Federal Revenue Secretary, the unit cost that will be ascribed to the new shares is R$3.310068 to Unibanco Holdings’ shares and R$2.140774 to Unibanco’s shares.

As of July 18, 2006, the Global Depositary Shares (“GDSs”) traded on the New York Stock Exchange by Unibanco and Unibanco Holdings represents ten (10) units.

(b) Dividends and interest on capital

Unibanco Holdings distributes as dividend an equivalent amount of the dividends received from its subsidiaries, as indicated in its articles of incorporation.

During the first six-month period ended June 2007, R$265,212 of interest on own capital was accrued, calculated in accordance with article 9 of Law no. 9249/95, and the fiscal benefit by deductibility was R$90,172. The amount of R$226,103 were approved and paid up to July 31, 2007.

The amount will be computed for purposes of the minimum mandatory dividend of the year, net of applicable tax amount to R$0.1388 (R$0.1179 net of applicable tax) per common shares and R$0.1388 (R$0.1179 net of applicable tax) per preferred shares.

The Units had interest on own capital of R$0.3165 (R$0.2690 net of applicable tax), being R$0.1388 (R$0.1179 net of applicable tax) from Unibanco Holdings and R$0.1777 (R$0.1511 net of applicable tax) from Unibanco. The GDS had interest on capital of R$3.1649 (R$2.6902 net of applicable tax).

(c) Capital reserves

These reserves are substantially represented by share premium reserve.

(d) Revenue reserves

The balance is summarized as follows:

	June 30,	March 31,
	2007	2007
Legal reserve	299,919	299,919
Statutory reserves:
i) Equalization of equity securities – calculated based on net income for
the year after the legal deductions and dividends up to a limit of capital stock	443,525	443,525
ii) Special dividends reserve	36,603	36,603
Unrealized profits	305,191	305,191
Total	1,085,238	1,085,238

(e) Treasury stock

During the quarter ended June 30, 2007, as per the Shares – Performance buy back program (Note 16 (b)), approved by the Extraordinary Shareholders’ Meeting in October, 2001, and also due to the conversion program, the following changes in treasury stock occurred:

		June 30, 2007		March 31, 2007

	Quantity	R$	Quantity	R$

	of shares	thousands	of shares	thousands
Balance at the beginning
of the period	14,694,769	94,839	15,882,580	102,505
Treasury stocks exchanged	(550,610)	(3,554)	(1,187,811)	(7,666)
Balance at the end of the period	14,144,159	91,285	14,694,769	94,839

The average cost per share was R$20.38 per repurchased Units. The minimum and maximum price per share were R$17.87 and R$22.33, respectively.

(f) Changes in stockholders’ equity

	Quarter	Six-month
	ended	ended
	June 30,	June 30,
	2007	2007
Beginning balance	6,033,359	5,818,408
Prior year adjustments	(4,224)	(14,174)
Revaluation reserve of subsidiary companies	(20)	(41)
Fair value adjustments – marketable securities and derivatives	8,270	31,968
Conversion of UBB stocks for Unibanco Holdings stock	3,554	11,220
Net income for the period	453,083	760,312
Interest on own capital proposed	(151,541)	(265,212)
Balance ended	6,342,481	6,342,481

18. Operating Income and Expenses

(a) Financial income

				Parent Company

	Quarter	Six-month	Quarter	Six-month
	ended	ended	ended	ended
	June, 30	June, 30	June, 30	June, 30
	2007	2007	2006	2006
Monetary correction of income
receivable	5,434	13,423	3,765	7,931
Total	5,434	13,423	3,765	7,931

(b) Operating income

				Consolidated

	Quarter	Six-month	Quarter	Six-month
	ended	ended	ended	ended
	June, 30	June, 30	June, 30	June, 30
	2007	2007	2006	2006
Dividends/retained earnings received from
other investments	18,052	54,831	26,992	36,838
Other	10,741	45,588	53,927	67,964
Total	28,793	100,419	80,919	104,802

(c) Other operating expenses

				Consolidated

	Quarter	Six-month	Quarter	Six-month
	ended	ended	ended	ended
	June, 30	June, 30	June, 30	June, 30
	2007	2007	2006	2006
Provision for labor and civil litigations	151,922	283,736	52,234	146,030
Expense related to checks and billing, net	74,101	140,845	51,569	106,179
Foreign branches’ and subsidiary companies’
exchange loss	189,755	361,506	(17,637)	65,850
Amortization of goodwill on subsidiaries acquired	45,243	91,729	33,222	64,957
Other	141,792	245,602	175,562	243,554
Total	602,813	1,123,418	294,950	626,570

19. Income Tax and Social Contribution

Deferred income tax and social contribution, calculated on tax losses and social contribution carry-forwards are recorded in “Other credits – sundry”, and provisions not currently deductible are recorded in “Other credits – sundry” or in “Other liabilities – taxes and social security”, according to their nature.

Deferred tax assets on tax losses and social contribution losses are realized in accordance with the existing taxable income, and deferred income taxes on temporary differences are realized when the related provision is utilized or reversed.

(a) Deferred tax assets

			Parent Company

	March 31,			June 30,
	2007	Increase	Realization	2007
Other provisions not currently deductible	50,362	7,015	-	57,377
Deferred tax assets	50,362	7,015	-	57,377
Subtotal	50,362	7,015	-	57,377
Deferred tax obligations	(4,713)	(8,191)	-	(12,904)
Net deferred tax assets	45,649	(1,176)	-	44,473
Deferred tax assets	50,362			57,377
Deferred tax liabilities	4,713			12,904

			Parent Company

	December 31,			June 30,
	2006	Increase	Realization	2007
Other provisions not currently deductible	44,998	12,379	-	57,377
Deferred tax assets	44,998	12,379	-	57,377
Subtotal	44,998	12,379	-	57,377
Deferred tax obligations	-	(12,904)	-	(12,904)
Net deferred tax assets	44,998	(525)	-	44,473
Deferred tax assets	44,998			57,377
Deferred tax liabilities	-			12,904

				Consolidated

	March 31,			June 30,
	2007	Increase	Realization	2007
Allowance for credit losses	724,182	117,439	44,222	797,399
Other provisions not currently deductible	1,136,968	879,494	176,135	1,840,327
Tax loss and negative basis of social
contribution carry-forwards	495,497	5,837	114,777	386,557
Social contribution carry-forwards
(Provisional Measure 2158-35)	440,478	-	21,078	419,400
Subtotal	2,797,125	1,002,770	356,212	3,443,683
Adjustment at fair value of marketable
securities available for sale and
derivative financial instruments	44,678	331	6,710	38,299
Deferred tax obligations	(140,838)	(66,460)	(25)	(207,273)
Net deferred tax assets	2,700,965	936,641	362,897	3,274,709
Deferred tax assets	2,841,803			3,481,982
Deferred tax liabilities	140,838			207,273

				Consolidated

	December 31,			June 30,
	2006	Increase	Realization	2007
Allowance for credit losses	689,775	303,431	195,807	797,399
Other provisions not currently deductible	1,166,574	1,198,735	524,982	1,840,327
Tax loss and negative basis of social
contribution carry-forwards	519,989	23,934	157,366	386,557
Social contribution carry-forwards
(Provisional Measure 2158-35)	451,267	-	31,867	419,400
Subtotal	2,827,605	1,526,100	910,022	3,443,683
Adjustment at fair value of marketable
securities available for sale and
derivative financial instruments	64,927	331	26,959	38,299
Deferred tax obligations	(91,041)	(116,281)	(49)	(207,273)
Net deferred tax assets	2,801,491	1,410,150	936,932	3,274,709
Deferred tax assets	2,892,532			3,481,982
Deferred tax liabilities	91,041			207,273

Deferred tax assets recorded are determined at the tax rates in effect at each balance sheet date.

On June 30, 2007, the expected realization of deferred taxes is as follows:

	Parent Company		Consolidated

			Social contribution
			(Provisional
Year	Other	Total	Measure 2.158-35)	Other	Total
2007	-	-	41,915	697,679	739,594
2008	-	-	24,153	799,971	824,124
2009	-	-	52,279	318,259	370,538
2010	57,362	57,362	48,141	811,461	859,602
2011	15	15	41,660	166,456	208,116
2012 to 2017	-	-	211,252	230,457	441,709
Total	57,377	57,377	419,400	3,024,283	3,443,683

The present value of deferred taxes, calculated using the average rate of funding, net of tax effects, totaled R$46,590 in Parent Company and R$2,996,131 in Consolidated.

(b) Income tax and social contribution income (expenses)

	Parent Company

	Quarter	Six-month	Quarter	Six-month
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
	2007	2007	2006	2006
Income before income tax and social
contribution	459,329	768,176	300,169	577,472
Income tax and social contribution expenses
at a rate of 25% and 9%	(156,172)	(261,180)	(102,057)	(196,340)
Adjustments to derive effective tax rate:
Equity in the results of subsidiary and
associated companies and exchange rate
variation on subsidiaries abroad	161,174	269,205	105,753	203,333
Interest on capital paid , net	(11,206)	(15,920)	(6,420)	(11,843)
Permanent differences (net)	(42)	31	(1,880)	(5,459)
Income tax and social contribution for
the period	(6,246)	(7,864)	(4,604)	(10,309)

				Consolidated

	Quarter	Six-month	Quarter	Six-month
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
	2007	2007	2006	2006
Income before income tax and social
contribution, net of profit sharing	1,078,792	1,879,456	740,402	1,435,186
Income tax and social contribution expenses
at a rate of 25% and 9%	(366,789)	(639,015)	(251,736)	(487,963)
Adjustments to derive effective tax rate:
Equity in the results of subsidiary and
associated companies and exchange rate
variation on subsidiaries abroad
Interest on capital paid , net	(60,908)	(115,660)	12,449	(10,478)
Deferred tax credits of prior period	105,385	181,868	73,159	144,404
Permanent differences (net)	94,232	133,366	3,060	37,915
Income tax and social contribution for
the period	(228,080)	(439,441)	(163,068)	(316,122)

20. Commitments and Guarantees

		Consolidated

	June 30,	March 31,
	2007	2007
Co-obligation and risks for guarantees
provided	10,558,265	9,856,362
Assets under management (mainly mutual
investment funds)	47,523,801	45,606,399
Lease commitments	12	14

21. Related-Party Transactions (Parent Company)

	June 30,	March 31,
	2007	2007
Assets
Cash and due from banks	2	2
Financial application
• Debentures	64,943	55,301
• Interbank deposits	85,392	83,051
Interest on own capital	248,166	127,534
Liabilities
Sundry	5	4

	Quarter	Six-month	Quarter	Six-month
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
	2007	2007	2006	2006
Revenues
Other operating income (Note 18(a(i)))	4,175	8,307	3,251	7,417
Expenses
Personnel and other administrative expenses	10	19	8	16

Related-party transactions were undertaken at average market rates in effect at the respective transaction dates, considering the absence of risk.

22. Financial Instruments

(a) Purposes and use policies

Unibanco uses derivative financial instruments to manage its own overall exposures or to assist its clients, in managing market risks, foreign exchange risk and interest rate risk (hedge). In addition, Unibanco enters into derivative contracts for trading purposes to take advantage of market opportunities.

(b) Hedge policies

Derivative financial instruments can be used as part of asset and liability risk management and can be used on an overall basis to hedge Unibanco’s net position undertaken in certain markets or related to specific assets and liabilities attributed to a particular risk.

(c) Strategy and management of risk

Unibanco continuously strives to improve its risk management practices, which are integrated into the various levels of the organization. A separate division is responsible for identifying, measuring and managing market, credit and operational risk on an institution-wide basis. In addition, each business division has dedicated risk management staff.

Credit risk

The management of credit risk seeks to submit constant information to help in defining strategies beyond the establishment of position limits, comprising exposure and trend analysis as well as the effectiveness of credit policies.

Market and liquidity risk

The management of market risk and liquidity is conducted through daily monitoring of exposure level vis-à-vis limits established with the help of tools such as VAR, sensitivity analysis and stress testing.

Operational risk

Operational risk management is conducted through evaluating new products and transactions, monitoring processes, defining risk indicators, and quantifying potential operating losses, allowing for the establishment of a solid culture of operational risk monitoring and mitigation.

(d) Financial instruments recorded in the quarterly information and their fair values are as follows:

	Consolidated

	June 30, 2007		March 31, 2007

	Book value	Fair value	Book value	Fair value
Assets
Interbank deposits	5,624,876	5,703,185	5,502,446	5,579,011
Marketable securities	24,732,167	25,166,224	25,593,435	25,902,820
Lending operations	39,906,546	40,199,631	36,706,275	36,972,316
Derivatives, net	(1,956,285)	(1,956,285)	(857,135)	(857,135)

Liabilities
Interbank deposits	879,515	879,515	567,949	567,949
Time deposits	19,901,787	19,938,299	22,885,355	22,917,984
Mortgage notes	175,126	175,126	406,635	408,500
Debentures	1,970,955	1,969,759	728,685	728,685
Real estate notes	778,240	778,366	903,546	903,147
Resources from securities issued abroad	1,263,813	1,265,177	1,048,193	1,050,097
Subordinated debt (Note 15(b))	4,134,861	4,192,209	3,205,878	3,269,614
Other liabilities (Note 15(c))	1,758,038	1,743,061	1,488,662	1,470,268
Treasury stocks	91,285	155,161	94,839	133,649

The fair value of marketable securities was based on an internal valuation model, based on the average rate for the last business day of the quarter, as informed by Stock Exchanges, trade associations and external entities.

The fair value of interbank deposits, lending operations, interbank deposits payable, time deposits and mortgage notes was based on the average rate practiced by Unibanco on the last business day of the quarter for similar instruments.

The fair value of resources from securities issued abroad and subordinated debt was based on the average quoted prices in effect in the corresponding markets on the last business day of the quarter for similar instruments.

The fair value of derivatives was based on an internal valuation model, based on the average rate for the last business day of the quarter for operations with similar maturities and indices, as informed by the Futures and Commodities Exchange - BM&F and trade associations.

The fair value of other liabilities related to sale of rights of receipt of future flow of payment orders abroad was computed considering the value that could be obtained in the corresponding market.

The fair value of treasury stocks was based on the Unit’s price at June 29, 2007 on the São Paulo Stock Exchange.

23. Statements of Cash Flows

	Parent Company

	Quarter	Six-month
	ended	ended
	June 30,	June 30,
	2007	2007
Operating activities
Net income	453,083	760,312
Equity in results of subsidiary companies	(474,041)	(791,778)
Deferred taxes	(7,015)	(12,379)
Changes in assets and liabilities
Decrease (increase)in marketable securities	(11,983)	(12,274)
Decrease (increase) in other credits and other assets	(1,924)	14,791
Increase (decrease) in other liabilities	33,009	36,293
Net cash used in operating activities	(8,871)	(5,035)

Investing activities
Interest on own capital received from subsidiary company	63,868	265,896
Net cash provided by investing activities	63,868	265,896

Financing activities
Interest on own capital paid	(54,997)	(260,862)
Net cash used in financing activities	(54,997)	(260,862)

Changes in cash and due from banks	-	(1)

Cash and due from banks at the beginning of the period	2	3
Cash and due from banks at the end of the period	2	2
Changes in cash and due from banks	-	(1)

		Consolidated

	Quarter	Six-month
	ended	ended
	June 30,	June 30,
	2007	2007
Operating activities
Net income	453,083	760,312
Provision for loan losses	30,723	35,864
Technical provisions for insurance, annuity products
and retirement plans	440,133	907,492
Deferred taxes	(335,780)	(326,213)
Reversal of foreclosed assets provision	2,518	3,569
Gain on sale of foreclosed assets and fixed assets	5,905	5,591
Amortization of goodwill on subsidiaries acquired	45,243	91,729
Equity in results of subsidiary and associated companies	(10,613)	(21,329)
Reversal of allowance for losses on investments	(5,269)	(5,269)
Depreciation and amortization	93,447	181,836
Minority interest	397,629	679,703
Changes in assets and liabilities
Decrease (increase) in interbank investments	(11,135,199)	(7,862,975)
Decrease (increase)in marketable securities and
derivative financial instruments	565,962	(5,996,870)
Decrease (increase) in Central Bank compulsory deposits	109,342	99,641
Net change in interbank and interdepartmental accounts	30,136	(153,727)
Decrease (increase) in lending operations	(3,172,221)	(3,995,761)
Decrease (increase) in leasing operations	(850,962)	(1,432,574)
Net change in foreign exchange portfolio	1,577,530	1,176,391
Decrease (increase) in other credits and other assets	(978,174)	(1,167,772)
Increase (decrease) in other liabilities	3,543,114	5,614,307
Increase (decrease)in deferred income	3,755	530
Net cash provided by (used in) operating activities	(9,189,698)	(11,405,525)

Investing activities
Dividends and interest on own capital received from subsidiary and
associated companies	3,551	3,551
Proceeds from sale of foreclosed assets	18,752	48,299
Purchase of/capital increase on investments in subsidiary and
associated companies	(8,580)	(13,232)
Goodwill on acquisition of subsidiary companies	(412)	(412)
Purchase of other investments	(9,312)	(52,618)
Proceeds of investments	21,524	24,486
Purchase of fixed assets	(35,145)	(81,921)
Proceeds from sale of fixed assets	21,532	43,211
Deferred charges	(44,854)	(98,651)
Minority interest	752,233	684,457
Net cash provided by (used in) in investing activities	719,289	557,170

Financing activities
Increase (decrease) in deposits	(1,523,033)	(2,099,600)
Increase (decrease) in securities sold under repurchase agreements	7,789,278	10,478,445
Increase (decrease) in resources from securities issued	1,101,075	1,127,594
Increase (decrease) in borrowings and onlending in Brazil –
agencies	1,202,908	2,079,547
Net change in treasury stock	3,554	11,220
Dividends paid	(54,997)	(260,862)
Net cash provided by (used in) financing activities	8,518,785	11,336,344

Net increase in cash and due from banks	48,376	487,989

Cash and due from banks at the beginning of the period	1,788,773	1,349,160
Cash and due from banks at the end of the period	1,837,149	1,837,149
Net increase in cash and due from banks	48,376	487,989

24. Subsidiary Companies Information

The following tables show the balance sheets and the statements of income of Unibanco’s subsidiary companies, considering only the eliminations between the companies consolidated or combined in each group.

(a) Foreign branches and subsidiaries include the accounts of the foreign branches (Unibanco Grand Cayman and Nassau (2006)), Unibanco – União de Bancos Brasileiros (Luxembourg) S.A. Interbanco S.A. (Paraguay), Unibanco Cayman Bank Ltd., and Unicorp Bank & Trust Ltd, (Grand Cayman):

	June 30,	March 31,
Combined balance sheet	2007	2007
Assets
Current and long-term assets	20,941,457	18,115,500
Cash and due from banks	431,880	194,535
Interbank investments	3,604,349	1,515,089
Marketable securities	13,129,576	12,085,876
Interbank accounts	171,744	175,976
Lending and leasing operations	2,691,259	3,489,118
Other credits and other assets	912,649	654,906
Permanent assets	175,265	188,888
Total	21,116,722	18,304,388

Liabilities
Current and long-term liabilities	17,210,369	14,156,735
Deposits	3,409,616	2,682,100
Securities sold under repurchase agreements	2,846,777	2,581,684
Resources from securities issued	1,167,575	1,006,832
Interbank accounts	28,666	43,879
Borrowings and onlending	2,708,350	2,447,319
Derivative financial instruments	1,634,713	1,210,946
Other liabilities	5,414,672	4,183,975
Deferred income	6,493	6,393
Minority interest	3	3
Stockholders’ equity	3,899,857	4,141,257
Total	21,116,722	18,304,388

	Quarter	Six-month	Quarter	Six-month
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
Combined statement of income	2007	2007	2006	2006
Revenue from financial intermediation	355,297	747,591	308,205	671,383
Expenses on financial intermediation	(235,127)	(467,408)	(166,899)	(376,693)
Reversal of provision for credit losses	(2,096)	(3,742)	(1,461)	(3,995)
Services rendered	17,793	37,441	19,337	38,171
Salaries, benefits, training and social security
and other administrative expenses	(17,237)	(34,140)	(15,213)	(30,603)
Financial transaction and other taxes	(482)	(965)	(1,197)	(1,776)
Other operating income (expenses)	(13,886)	(29,774)	287	2,862
Operating income, net	104,262	249,003	143,059	299,349
Results from non-recurring events	(29,670)	(29,670)	-	-
Non-operating income, net	(533)	(1,472)	(3,242)	(3,419)
Income tax and social contribution	(2,182)	(5,173)	(2,329)	(4,200)
Minority interest	-	(1)	(1)	(1)
Net income for the period	71,877	212,687	137,487	291,729

The income tax and social contribution expense originated from the foreign operations, when applicable, is recorded in the multiple bank, through the addition of the net income from these operations into Unibanco’s taxable income.

(b) Insurance and private pension entities including Unibanco AIG Seguros S.A., Unibanco AIG Saúde Seguradora S.A., Unibanco AIG Vida e Previdência S.A and Unibanco AIG Warrant S.A.:

	June 30,	March 31,
Combined balance sheet	2007	2007
Assets
Current and long-term assets	11,573,175	10,793,463
Cash and due from banks	18,001	19,496
Marketable securities	9,402,880	8,927,201
Insurance credits and re-insurance	1,401,068	1,198,901
Other credits and other assets	751,226	647,865
Permanent assets	395,628	393,195
Total	11,968,803	11,186,658

Liabilities
Current and long-term liabilities	10,411,478	9,689,327
Technical provisions for insurance	2,246,613	2,090,667
Technical provisions for retirement plans	6,926,570	6,596,249
Insurance and re-insurance debts	509,441	509,441
Other liabilities	728,854	492,970

Deferred income	2,109	4,157
Stockholders’ equity	1,555,216	1,493,174
Total	11,968,803	11,186,658

	Quarter	Six-month	Quarter	Six-month
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
Combined statement of income	2007	2007	2006	2006
Retained premiums	957,870	1,942,315	757,115	1,544,256
Changes in technical reserves of insurance	(298,694)	(650,190)	(265,892)	(594,558)
Net claims incurred	(302,830)	(605,471)	(245,235)	(510,346)
Acquisition costs and other	(210,640)	(390,934)	(86,333)	(203,867)
Retained contributions income	188,821	421,547	212,358	405,042
Changes in technical reserves of private
retirement plan	(69,923)	(121,333)	(51,039)	(59,769)
Benefits and redemptions expenses	(120,732)	(303,959)	(163,533)	(346,774)
Other operating income	36,532	70,503	49,486	128,655
Other operating expenses	(75,679)	(115,408)	(76,477)	(97,035)
Salaries, benefits, training and social security	(33,312)	(62,526)	(33,890)	(63,033)
Administrative expenses	(37,379)	(77,135)	(37,942)	(73,245)
Financial transaction and other taxes	(17,987)	(31,419)	2,668	(16,152)
Activities income	16,047	75,990	61,286	113,174
Financial income	293,648	557,960	246,456	532,906
Financial expenses	(200,217)	(431,189)	(187,996)	(396,368)
Operating income, net	109,478	202,761	119,746	249,712
Non-operating income, net	2,552	3,538	1,052	2,699
Income tax and social contribution	(24,032)	(45,273)	(22,482)	(48,031)
Profit sharing	(6,660)	(13,351)	(3,719)	(9,499)
Minority interest	-	-	(1,097)	(1,179)
Net income for the period	81,338	147,675	93,500	193,702

(c) Credit card companies, including the jointly controlled companies are as follows: Unicard Banco Múltiplo S.A. (100%), Redecard S.A. (31.943%), Hipercard Banco Múltiplo S.A. (61,414% - 100% in Unibanco Conglomerated) and Empresa Brasileira de Captura de Transações Eletrônicas Ltda. (100%):

	June 30,	March 31,
Combined balance sheet	2007	2007
Assets
Current and long-term assets	6,657,164	6,192,710
Cash and due from banks	741	3,709
Interbank investments	6,605	3,769
Marketable securities	126,620	115,245
Interbank and interdepartmental accounts	20,461	14,231
Lending operations	2,857,751	2,711,252
Deferred tax and prepaid taxes	641,601	612,026
Other credits and other assets	3,003,385	2,732,478
Permanent assets	480,338	460,624
Total	7,137,502	6,653,334

Liabilities
Current and long-term liabilities	5,589,486	5,064,665
Deposits	1,618,746	1,557,339
Borrowings and onlendings	151,879	141,041
Resources from securities issued	198,399	207,045
Interbank and interdepartmental accounts	69	139
Derivative financial instruments	20,832	3,692
Payable to merchants - credit card	3,318,900	380,846
Other liabilities	280,661	2,774,563
Minority interest	330,883	330,344
Stockholders’ equity	1,217,133	1,258,325
Total	7,137,502	6,653,334

	Quarter	Six-month	Quarter	Six-month
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
Combined statement of income	2007	2007	2006	2006
Revenue from financial intermediation	575,442	1,109,664	433,556	816,432
Expenses on financial intermediation	(62,847)	(106,662)	(51,193)	(91,638)
Provision for credit losses	(127,961)	(238,736)	(134,806)	(274,910)
Services rendered	204,866	335,458	166,932	356,110
Salaries, benefits, training and social security
and other administrative expenses	(196,000)	(385,464)	(150,079)	(295,401)
Acquisition costs and other	(51,907)	(107,342)	(56,196)	(121,773)
Financial transaction and other taxes	(52,464)	(98,700)	(22,858)	(48,077)
Other operating income (expenses)	(85,571)	(173,544)	(71,780)	(43,895)
Operating income, net	203,558	334,674	113,576	296,848
Results from non-recurring events	(116,035)	(116,035)	-	-
Non-operating income, net	2,820	6,253	8,966	8,416
Income tax and social contribution	(53,817)	(105,123)	(54,142)	(98,721)
Profit sharing	(3,102)	(8,689)	(3,720)	(5,193)
Minority interest	(2,937)	(10,197)	(6,399)	(17,756)
Net income for the period	30,487	100,883	58,281	183,594

(d) The companies which carry out consumer credit operations include Banco Fininvest S.A. (100%), Fininvest – Negócios de Varejo Ltda. (100%), Microinvest S.A. – Sociedade de Crédito a Microempreendedor (100%), UAM S.A. Distribuidora de Títulos e Valores Mobiliários (100%), Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento (50%), Banco Investcred Unibanco S.A. (50%), Ponto Frio Leasing S.A. – Arrendamento Mercantil (50%) and Único Distribuidora de Títulos e Valores Mobiliários Ltda. (50%):

	June 30,	March 31,
Combined balance sheet	2007	2007
Assets
Current and long-term assets	4,656,845	4,476,308
Cash and due from banks	3,470	3,856
Interbank investments	347,195	689,348
Marketable securities	531,634	45,267
Interbank and interdepartmental accounts	6,568	4,378
Lending operations	1,987,412	2,036,265
Other credits and other assets	1,780,566	1,697,194
Permanent assets	163,618	123,007
Total	4,820,463	4,599,315

Liabilities
Current and long-term liabilities	2,372,847	2,325,398
Deposits	1,198,570	1,254,210
Interbank and interdepartmental accounts	6,286	4,010
Borrowings	3,837	5,638
Derivative financial instruments	30	161
Other liabilities	1,164,124	1,061,379
Minority interest	210,029	22,407
Stockholders’ equity	2,237,587	2,251,510
Total	4,820,463	4,599,315

	Quarter	Six-month	Quarter	Six-month
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
Combined statement of income	2007	2007	2006	2006
Revenue from financial intermediation	411,146	810,138	499,602	1,023,264
Expenses on financial intermediation	(34,867)	(74,319)	(110,335)	(226,612)
Provision for credit losses	(158,327)	(301,792)	(235,523)	(471,783)
Services rendered	128,597	243,091	100,121	193,832
Salaries, benefits, training and social security
and other administrative expenses	(208,910)	(419,666)	(200,071)	(397,781)
Acquisition costs and other	(7,689)	(18,679)	(8,452)	(21,507)
Other operating income (expenses)	(45,795)	(84,237)	(26,858)	(54,200)
Financial transaction and other taxes	(36,862)	(73,002)	(32,094)	(66,106)
Operating income, net	47,293	81,534	(13,610)	(20,893)
Results from non-recurring events	(50,583)	(50,583)	-	-
Non-operating income, net	2,745	1,882	-	-
Income tax and social contribution	(8,008)	(6,278)	11,760	30,808
Profit sharing	(7,284)	(8,893)	(771)	(3,807)
Minority interest	1,818	2,293	240	32
Net income for the period	(14,019)	19,955	(2,381)	6,140

25. Other Information

(a) Assets leased to third parties, in the amount of R$4,928,105 (March 31, 2007 - R$3,657,124), net of depreciation, are committed for sale to the lessees, at their option, at the end of the respective contracts for R$4,355,287 (March 31, 2007 - R$3,156,272) and the residual value received in advance from these lessees amounts to R$1,706,168 (March 31, 2007 - R$1,235,312), classified as a reduction of leasing operations. Leases of third parties assets are not material.

(b) Unibanco and its subsidiaries insure their properties and equipment to the extent considered necessary to cover eventual losses, taking into account the nature of the activity. At June 30, 2007, the insurance coverage on properties and other assets in use totaled R$1,056,557 (March 31, 2007 - R$1,095,467) in Consolidated.

26. Results from non-recurring events

			2007

	Operational	Non-recurring	Total (1)

Changes in the investments of UPS subsidiary (Note 11(a) (7))	679,118	-	679,118
Sale of portion of investment in Serasa (Note 11(a) (4))	-	284,725	284,725
Labor provision (Note 14)	(242,602)	-	(242,602)
Civil provision (Note 14)	(182,688)	-	(182,688)
Tax provision (Note 14)	(146,447)	-	(146,447)
Provision for credit losses	(47,000)	-	(47,000)
Other provisions (2)	(141,706)	-	(141,706)
Results from non-recurring events	(81,325)	284,725	203,400
__________________
(1)	The amounts are presented net of applicable taxes.
(2)	Include, primarilly provision for assets receivable from institution in process of liquidation.

Considering non-recurring events and the corresponding tax effects, operating income are as follows:

2007
Operating income before results from non-recurring events	1,983,526
Non-recurring events before tax effects	(561,706)

Operating income after non-recurring events	1,421,820

27. Subsequent Events

(a) In July, 2007 Unibanco, through an Initial Public Offering, sold 53,798,700 shares of Redecard S.A., which represents 8.73% of the capital of that company, for the amount of R$1.5 billion.

(b) Stock Repurchase Program

On August 8, 2007, the Boards of Directors of both Unibanco and Unibanco Holdings approved the acquisition, of Unibanco's preferred shares and Unibanco Holdings' preferred shares for the purpose of maintaining these shares in treasury, for further sale or cancellation, without share capital of Unibanco or Unibanco Holdings, Unibanco’s Executive Board shall decide the timing and volume of the acquisitions within the limits established by the above mentioned Boards of Directors. The authorization will be valid for 6 months as August 10, 2007, and the acquisition of the shares will be carried out at fair market value through the broker Unibanco Investshop Corretora de Valores Mobiliários S.A.

* * *

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO HOLDINGS S.A.
QUARTERLY INFORMATION
Corporate Legislation
Date – JUNE 30, 2007
COMMENTS ON PERFORMANCE FOR THE QUARTER

Braziliam Economy

In the second quarter of 2007, the macroeconomic figures remained favorable. During this period, mild inflation throughout the quarter caused the Central Bank to pursue the policy of gradual reduction in the Selic rate, which closed out the quarter at 12% p.y. In 2Q07, cumulative inflation (measured by IPCA) was 0.81%, down from 1.26%, verified in the previous quarter, in line with the Central Bank target.

Although the international scenario presented a higher volatility when compared to the previous quarter, the appetite for emerging market assets remained high. This fact along with the improved foreign and domestic liquidity ratios and stronger exports – with a trade balance of US$ 11.9 billion in 2Q07 – continued to offer a more favorable perception of Brazilian sovereign risk. The Embi+BR ended 2Q07 at 161 basis points, a drop of 6 basis points compared to that registered at the end of 1Q07.

The improvement in the Brazilian sovereign risk allowed the Real currency to appreciate 6.1% in the quarter against the dollar, despite the Central Bank intervention in the FX market through US-Dollar purchase auctions (spot market). Such acquisitions raised the level of the Brazilian international reserves that ended the second quarter at US$ 147.1 billion, above the US$ 109.5 billion verified in the 1Q07.

Economic activity continued its recovering process during the 2Q07. The retail sales, according to IBGE, grew 0.5% in April from March, and, in May, increased for the fifth consecutive month, 0.5% from April – discounted the seasonal effect.

The debt/GDP ratio reached 44.7% in the end of May, a slightly drop when compared to 44.8% verified in the 1Q07, in accordance with the new GDP methodology calculation. The public sector primary surplus amounted to 4.3% of the GDP in the last 12 months, above the 2007 goal of 3.8% .

Performance

Unibanco Holdings S.A. net income reached R$453 million in 2Q07. Excluding the result from non recurring events, net income was R$335 million. Stockholders’ equity stood at R$6,188 million and annualized ROAE was 32.7% for the 2Q07, affected by tax provisioning (PIS and Cofins) on revenues from interest on capital stock (JCP) during the period. The company is disputing these taxes and has already obtained favorable decision in the lower courts. The provision established for this contingency amounted to R$146 million as of June 30, 2007. Excluding the result from non recurring events, ROAE was 23.5% in the quarter.

The investments of Unibanco Holdings consist exclusively of its participation in Unibanco’s capital. The entirety of Unibanco Holdings equity is invested in Unibanco - União de Bancos Brasileiros S.A. - and therefore its performance and operating results directly reflect those of Unibanco.

Non Recurring Events

In June, Unibanco anounced the sale of part of its participation in Serasa. The total of 489.195 Serasa’s common shares was sold to Experian. The result before tax effects of this transaction was R$431 million. Unibanco and Experian executed a shareholders’ agreement that will allow Unibanco to participate on Serasa’s management by appointing a member to the Board of Directors.

Also in June, Unibanco informed that it has admitted a non financial company of Deutsche group as a minority shareholder in a non financial subsidiary, Unibanco Participações Societárias S.A. (“UPS”). Such participation was made in cash and, therefore, will assist with the financing of the long term expansion of the businesses of the Unibanco group by reducing the permanent assets and consequently increasing the operational capacity of the conglomerate.

The results from the sale of part of Serasa’s stake and from the change in participation on our subsidiary UPS were accounted as non recurring results, which also includes additional provisions.

The total amount of result from non recurring events was R$203 million in the quarter.

Assets

Unibanco’s total assets reached R$ 129.576 million, up 32,0% when compared to June 30, 2006. This growth is mainly due to the R$ 9,7 billion increase in total loans, particularly in payroll loans, car loans and credit cards portfolios, and the R$ 8,7 billion increase in marketable securities and foreign exchange portfolios. Annualized return on average assets (ROAA) before non recurring events was 2,1% in 2Q07, similar to 1Q07.

Credit Operations

In 2Q07, the Retail loan portfolio increased 12,0%, with a 19,3% growth in the commercial bank, 8,0% in SMEs and 6,7% in consumer credit companies portfolios. In the commercial bank, the highlights were payroll loans, up 49,7%, car loans, increasing 15,0%, and branch network, with 10,9% growth. The consumer credit companies portfolio evolution was mainly influenced by the 9,4% increase in credit card loan portfolio.

The Wholesale loan portfolio grew 6,9% during the quarter, despite the US dollar depreciation in the periods. Such evolution is a result of an increasing relationship with large companies that includes not only credit products, but also the offering of differentiated products and services. The US dollar-denominated credit portfolio represents approximately 40% of the Wholesale loans.

As a consequence, total loan portfolio increased 9,9% over the quarter, reaching R$ 51.644 million in June 2007.

The SME’s product portfolio comprises accounts receivable financing, overdraft protection, guaranteed accounts, working capital loans and BNDES/Finame-funded loans, among others. This range of products enables cross-selling activities, such as payroll account mandates and accreditation of new retailers and co-branded credit card partners.

Payroll Loans

Payroll loans portfolio reached R$ 3.685 million, reporting a 49,7% growth when compared to March 2007. Unibanco’s distribution channels in this segment comprise dealers, branch network, partnerships, and Bancred (joint-venture with Banco Cruzeiro do Sul).

Auto Financing

Car loans grew 15,0% in 2Q07 and 44,7% over the last 12 months. The motorcycle financing portfolio, segment in which Unibanco has decided to no longer operate, decreased 54,5% in the last 12 months and 24,7% in the quarter. The total auto financing portfolio reached R$ 6.085 million in June 30, 2007. Unibanco operates nationwide in the auto financing segment through Unibanco Veículos and Dibens. Unibanco is the leader in financing heavy commercial vehicles.

Home Financing

The mortgage loan portfolio totaled R$ 1.586 million on June 30, 2007, which represents 19,7% of savings deposits and 3,1% of total loan portfolio. Unibanco has restructured its Home Financing department and increased its focus on this sector, in line with growth expectations for upcoming years.

Allowance and Provisions for Loan Losses

The balance of allowance for loan losses at the end of June 2007 was R$ 2.702 million, or 5,2% of the total loan portfolio, as follows:

•	R$ 1.253 million related to overdue credits, in compliance with Resolution 2,682;

•	R$ 745 for falling due credits, in compliance with Resolution 2,682;

•	R$ 704 million based on percentages above those required by the regulatory authority.

The total amount of R$ 704 million of excess allowance for loan losses, represents 26,1% of total allowance for loan losses

The more conservative approach in credit concession, adopted since mid-2005 and through 2006, along with an increase in lower risk portfolios, allowed a continued improvement in the credit portfolio quality. In June 2007, the balance of credits rated AA to C made up 94,8% of the total loan portfolio.

At the end of June 2007, credit operations classified E to H represented 4,3% of total loan portfolio. Allowance for loan losses over the credits rated E to H stood at 123% on June 30, 2007.

Allowance for loan losses as a percentage of overdue installments reached 128% at the end of June 2007, conveying the loan portfolio strength.

The non-accrual loan portfolio (overdue by 60 days or longer) improved from 5,1% of the total loan portfolio in March, 2007 to 4,5% in June, 2007. The total allowance for loan losses reached 115% of the non-accrual portfolio in June 2007.

The allowance for loan losses relative to total Wholesale loan portfolio was 0,9% in June 2007. This reflects a reduction in the risk assigned to specific individual corporate clients, and settlements of some large corporate loans during the last 12 months. At the Retail segment, this ratio reached 6,9% in June, 2007, in line with the better credit quality in certain portfolios of this segment.

In 2Q07, required provision stood at R$ 510 million, a decrease as a consequence of the improvement in loan portfolio quality. Provision for loan losses in 2Q07 was R$ 616 million – above the R$ 512 million of total net write-offs

Investments Abroad

Unibanco registered a total of US$ 2.071 million in investments abroad at the end of June 2007, compared to US$ 1.500 million in June 2006. Such growth is mainly due to the US$ 501 million capital increase in the last 12 months, which aims at supporting trade finance transactions and securities trading in international markets.

Unibanco has a hedging policy to protect its investments abroad from adverse currency fluctuations and fiscal effects. During 2Q07, the net account effect was R$ 57 million, as a result of the bank’s structural hedging policy (short position in foreign exchange).

Funding

Total deposits and assets under management (AUM) stood at R$ 94.331 million in June 2007, R$ 47.527 million of which are assets under management. It is worth mentioning the evolution of collateralized debentures deposits, up 16,5% in the quarter.

The continuous improvement in the deposit mix is explained by a 4,8%, increase in core deposits (demand deposits, savings deposits and time deposit certificates with core deposit characteristics – with SuperPoupe as the main product), compared to March 2007. Core deposits represented 53,1% of total deposits in June 2007.

Local currency funding reached R$ 83.690 million at the end of June 2007, up 32,2 % from June 2006. This growth was mostly driven by Core Deposits CDs, funding obtained in the open market, debentures and mortgage notes, foreign exchange portfolio and subordinated debt.

Foreign currency funding reached R$ 19.982 million in June 2007, mantaining the same level of March 2007.

Capital Adequacy Ratios

The following table describes the changes in Unibanco’s BIS ratio during the quarter and the year:

BIS Ratio Variation (%)	Quarter	12 Months

BIS Ratio at the beginning of the period	13,3	15,0

Changes in risk weighted assets	(1,0)	(2,4)

Changes in market risk coverage - interest rates	(0,1)	0,1

Changes in market risk coverage - foreign exchange rate	0,8	(0,6)

Reference equity growth	1,0	1,9

Tier I	0,5	0,9

Tier II	0,5	1,0

BIS Ratio on June 30th, 2007	14,0	14,0

Unibanco’s BIS ratio, as of June 30, 2007, reached 14,0%, above the minimum 11% level determined by the Central Bank.

The table below details the Tier I/Tier II breakdown in reference equity as of June 30, 2007:

	Reference Equity	BIS ratio (%)
	(R$ millions)

Tier I	10.844	10,5

Tier II	3.621	3,5

Total	14.465	14,0

In 1H07, the Central Bank changed capital adequacy rules regarding foreign exchange exposure (resolution 3,351 and 3,353), valid from July 2, 2007 on. Unibanco’s estimative for BIS ratio on July 31, 2007, according to the new Central Bank’s regulation, is 13.5% .

The fixed asset ratio was 41.2% in June 2007.

Efficiency Ratio

In mid-2006, Unibanco set up its Operational Efficiency unit to improve management practices. That department’s mission is to implement a system similar to that used in process-intensive industries, with targets and capture curves used as indicators of activity performance, a system of cross control and an ongoing effort to prevent flaws in process execution. As a consequence of operational efficiency management, the efficiency ratio reached 47,3% in 2Q07 vis-à-vis 48,8% verified in 1Q07, a 150 b.p. improvement.

Retail

In June 2007, Unibanco’s Retail segment reached approximately 25 million clients throughout the country, a 12% growth compared to the same period last year. Besides the increase in number of partnerships with retailers, this growth is mainly explained by the expansion in number of credit card clients and payrolls.

The full-service commercial bank serves individuals and small and medium enterprises (SMEs); Unicard, Hipercard and Redecard are credit card companies; Fininvest, PontoCred and LuizaCred focus on consumer finance; Dibens and Unibanco Veículos are the brands through which Unibanco finances cars and heavy vehicles; and in the payroll loans segment, Unibanco operates through dealers, its commercial bank, partnerships and Bancred (joint-venture with Banco Cruzeiro do Sul).

Payroll loans presented growth of 49,7 % when compared to March 2007. Such evolution is explained by the intensive offering of this product to clients from the commercial bank and portfolio acquisitions, besides the recent partnerships established, especially with Bancred.

Auto financing portfolio grew 15,0% over the quarter, excluding motorcycle financing portfolio, segment in which Unibanco has decided to no longer operate. The total financing portfolio reached R$ 6.085 million on June 30, 2007.

Given expectation of growth over the next years in the mortgage market, Unibanco has increased its focus on the sector. The business structure was strengthened, and the documentation processing and credit approval became more agile. Aiming at increasing its business origination, Unibanco intensified its relationship with the main homebuilders, real estate developers and brokers in the country. The mortgage loan portfolio totaled R$ 1.586 on June 30, 2007.

As a result, total retail loan portfolio reached R$ 30.612 million, with R$ 20.883 million represented by individuals. In the quarter, the highlight was the 19,3% growth in the commercial bank portfolio.

Unibanco closed 2Q07 with a network of 947 branches and 302 corporate-site branches.

SMEs

The SMEs segment serves companies with annual sales up to R$150 million. This segment provides a full range of financial services, such as credit lines, accounts receivable financing, working capital loans, BNDES-funded loans, leasing, and payroll services, in addition to cash management services.

The SMEs loan portfolio totaled R$ 9.729 million in June 2007, up 8,0% over the quarter. The continuous increase in products and services tailored to retailers led not only to affiliations with new retailers, but also to the attraction of new checking-account holders. The acquisition of new payroll accounts continues to drive growth in the bank’s client-base.

Consumer Credit Companies

Consumer Credit Companies operate in the consumer finance and credit cards segments through Unicard, Hipercard, Redecard, Fininvest, PontoCred (a partnership with Globex, parent company of the PontoFrio department store) and LuizaCred (a partnership with the Magazine Luiza department store chain), as well as Unibanco’s new partnerships, established during the second half of 2006, with Ipiranga Group, VR Group (UniVR) and Banco Cruzeiro do Sul (Bancred). These companies operate in the personal credit, consumer credit, credit cards, and payroll-linked credit.

Credit Card Companies

Unibanco’s credit card business is composed of Unicard, Hipecard and Redecard. Together, these companies posted a R$ 194 million net income in the quarter. The credit portfolio posted a 9,4% growth in the quarter, amounting to R$ 5.412 million in June 2007.

Unicard issues and manages MasterCard and Visa cards, and is also the national leader in the co-branded card segment. Hipercard is a credit card acquirer and issuer, in addition to a flagship credit card.

The combined billings of Unicard and Hipercard - measured by the total of cardholders’ charges and cash withdrawals – reached R$ 5.958 million in 2Q07.

Consumer Finance Companies

Fininvest, PontoCred and LuizaCred are Unibanco’s consumer finance companies. The credit portfolio totaled R$ 2.843 milhões in June 2007, a 1,6% increase when compared to the previous quarter. In the last 12 months, the 4,4% decline in this portfolio is explained by the conservative credit approach, adopted by Unibanco in mid-2005, to certain portfolios of this segment, notably for unsecured personal loans.

Business result reached R$ 77 million in the first half of 2007, a 208,0% growth when compared to 1H06, due to an improvement in credit quality portfolio in the last 12 months, resulting in a 36,0% decline in provisions for loan losses.

Fininvest had 574 fully-owned stores, customer service centers (Núcleos de atendimento ao cliente - NACs), kiosks and mini-stores, and more than 11 thousand points-of-sale as of June 2007. At the same date, LuizaCred had 352 points-of-sale while PontoCred had 384.

Wholesale

The Wholesale segment serves companies with annual sales of over R$150 million, in addition to institutional investors. Its business strategy is a blend of regional coverage and industry-specific expertise designed to build long-term banking relationships.

Differentiated products and services such as cash management and derivatives were the highlights in the quarter. Cash management revenues, which includes, among others, fees and collection services, increased by 30% when compared to 2Q06.

In 1H07, Unibanco was the coordinator of Tegma Gestão e Logística S.A. primary and secondary equity offering, in the amount of R$585 million and lead coordinator of Suzano Papel e Celulose secondary equity offering, in the amount of R$612 million.

As a financial agent for BNDES (Brazilian National Bank for Social and Economic Development), Unibanco disbursed R$1,989 during the semester, with a 11.7% market share, maintaining its 3rd place in the BNDES overall ranking. During 1H07, Unibanco also disbursed R$450 million in BNDES-exim–funded loans.

The Wholesale loan portfolio reached R$ 21.032 million, up 6,9% in the quarter and 16,9% over the past 12 months. This expansion is a result of the increasing number of relationships with large companies, which include, in addition to loans, product and service offerings in line with the strategy of business with clients.

Insurance and Private Pension Plans

Results for the Insurance and Private Pension Plan businesses stood at R$ 88 million in 2Q07 and R$ 158 million in 1H07. Operating income reached R$ 35 million in 2Q07, 20,7% growth compared to 2Q06. During 1H07, such evolution was 18,6% from 1H06, reaching R$ 70 milion. Combined revenues from the Insurance and Private Pension Plan businesses were R$ 2.930 million in 1H07, up 18,6% from 1H06.Consolidated technical reserves reached R$ 9.218 million at the end of the quarter.

During the last 12 months, the reduction in the Selic interest rate impacted Unibanco AIG’s strategies, which focused on operating results, reaching a ratio of operating income over net income above the insurance market average. Besides the impact of declining interest rates, the financial result was also affected by the several payments of Interest on Capital/Dividends, performed by the company during 2006 and 1H07 in the total amount of R$372 million.

In the quarter, it is worth mentioning the operating results of Unibanco AIG that posted a 20,7% growth when compared to 2Q06. The loss ratio was 46,1%, a 530 b.p. improvement in 1H07 compared to 1H06. The combined ratio reached 94,6% in 2Q07, better than the industry average.

Unibanco Insurance and Pension Plan segment companies placed 4th in the ranking of insurance and private pension plans published by the Susep (Private Insurance Regulatory Body) and the ANS (National Supplemental Health Regulatory Agency), and holds a 8.2% market share (as of June 2007).

Unibanco AIG Seguros is the leader in the following segments: corporate, civil responsability, D&O (Directors and Officers), facultative risks, engineering risks and extended warranty products. At the D&O (Directors and Officers) segment Unibanco has an important position, with 59.5% market share.

With a strategy of intensifying its participation in the consumer segment, Unibanco AIG extended its product offering to retailers. To support this strategy, Unibanco AIG started to use alternative channels, offering, for example, additional products to clients that acquire extended warranty.

Net income from the private pension business in 2Q07 was R$ 18 million. In the quarter, revenues were R$ 360 million and technical reserves reached R$ 6.927 million.

According to statistical data compiled by Susep, Unibanco AIG Vida e Previdência ranked 5th in private pension plan revenues up to June 2007. The company ranked 2nd for the year (until June) in sales of corporate pension plans, with R$371 million in sales and a 18.2% market share, according to Fenaprevi.

Unibanco AIG Vida e Previdência serves more than 1,400 corporate clients and more than 850 thousand individual clients.

Wealth Management

Unibanco Asset Management (UAM) ended June 2007 with R$ 47.527 million in assets under management. Its market share as of June 2007 stood at 4.3% (source: Anbid).

With the reduction in the Selic interest rate over the last two years and the expectation of further reductions, Unibanco Asset Management kept on diversifying and increasing its client base, while focusing on high value-added products such as credit risk, multi-markets, off-shore and equity funds. In 2Q07, it is worth highlighting our fund of funds products, with R$ 6.0 billion in assets under management.

Standard & Poors affirmed in July, 2007 the AMP1 (Very Strong) rating issued to UAM’s Asset Management – Banco de Investimento S.A., reflecting the quality of UAM practices in managing third parties' funds.

In 1H07, at the Private Bank, it is worth mentioning a strategy focused on efficiency improvement in portfolio management. With a large offering of high added-value products, such as derivatives and private equity funds, Unibanco has increased the options to clients that are looking for higher returns in a falling interest rate scenario. In 2Q07, the Private Bank posted a significant increase in assets under management, with 36,2% growth compared to the same period last year.

It is also worth mentioning the Social Investment private funds of Unibanco. Part of the returns and management fees is provided to social and educational projects.

Performance

Financial Margin

The financial margin after provision for loan losses, adjusted for the net effect of investments abroad, was R$ 2.076 million in 2Q07, up 10,2% when compared to 1Q07 and 20,4% from the same period last year, mostly explained by a higher credit volume and an improvement in the asset quality.

The structural change in the Brazilian market – declining interest rates, increasing bancarized population, rising payroll loans and GDP growth perspective – along with Unibanco’s risk management policy, resulted in a change of the Retail loan portfolio mix. Unibanco presented growth in better quality loan portfolios, such as payroll loans and auto financing, and an increase in average loan duration. Such changes influenced financial margin and provision for loan losses, both with a declining trend.

The improvement in asset quality explains the 18,4% decrease in provision for loan losses in 2Q07 vis-à-vis 2Q06. Provision for loan losses represented 20,8% of the financial margin in June 2007, compared to 27,9% as of June, 2006, resulting in this significant reduction of 710 b.p.

Fee Income

Total fees reached R$ 910 million in 2Q07, a 4,7% growth from 1Q07. It is worth mentioning capital market fees and revenues from credit card operations.

The 3,7% increase in fee income in 1H07 compared to 1H06 was influenced by the impact of accounting reclassification of a portion of revenues in the operations of Redecard. Previously, these revenues were classified as fees from services rendered. Since 3Q06, they are classified as Other Operating Income and as Profit from Financial Intermediation. Previous quarters were not reclassified.

Excluding the revenues from Redecard, total fees increased 8,3% and 7,9% in 2Q07 vis-à-vis 2Q06 and 1H07 relative to 1H06, respectively.

Personnel and Administrative Expenss

In 1H07, personnel and administrative expenses decreased 4,6% from 2H06, largely due to efficiency gains and seasonal effect.

When comparing 1H07 to 1H06, the variation in personnel and administrative expenses of the companies under Unibanco’s direct management was 2,0%, below the 3.7% inflation in the period (as measured by IPCA), a very positive figure, considering the organic growth of business activities, Retail business commercial efforts and campaigns, and the wage increase arising from the collective bargaining agreement of September 2006.

Considering just the companies under Unibanco’s direct management, personnel expenses remained flat in 1H07 from 2H06. In comparison to 1H06, personnel expenses varied 1,7%, despite the Retail business commercial activities expansion, wage increases, and the additional payment of profit sharing in 1Q06.

The other administrative expenses posted a 7,4% decrease in 1H07 from 2H06, largely due to efficiency gains and seasonal effects in the last quarter of the year (higher volume of transactions).

Considering only the companies under Unibanco’s management, the change in 12 months was 1,3%, mainly due to efficiency project gains.

Subsequent Event

Redecard

On July 13, 2007, Unibanco, through a public offering, sold 53.798.700 Redecard’s shares, representing 8.73% of Redecard’s total capital. The result for Unibanco, before tax effects and considering the primary offering, is approximately R$1.5 billion.

Corporate Governance

Stocks

Unibanco Units gained 60% over the past 12 months. The Ibovespa increased 48% during the same period. The graphs below trace the stocks’ performance in both domestic and international markets over the periods specified:

Unibanco was the first Brazilian bank to be listed on the New York Stock Exchange. In 2007, Unibanco celebrates its 10th anniversary of listing in the American market. During this period, it was the top Brazilian bank in financial trading volume.

Indexes

Unibanco’s Units (UBBR11) are part of the main Brazilian stock indices. Moreover, the Unit continues to increase its participation on the Ibovespa. Since its inclusion on the Ibovespa in May 2005, its weighting increased more than 98%.

The table below features the Units’ weighting in each of these stock indices after their respective portfolios were re-weighted for the four-month period ending August 2007.

Weight (%)
Index	May to Ago -07

Ibovespa	1.946

IBrX-50	3.464

IBrX-100	3.012

IGC Corporate Governance Index	3.286

ISE Susteinability Index*	5.884

(*) Valid from December 2006 to November 2007.

Stock Repurchase Program

On August 8, 2007, the Board of Directors of both Unibanco and Unibanco Holdings approved the acquisition, by Unibanco, of preferred shares issued by Unibanco and preferred shares issued by Unibanco Holdings, with the purpose of keeping these shares in Unibanco’s treasury, for further sale or cancellation, without share capital reduction of Unibanco or Unibanco Holdings, remaining at the discretion of Unibanco’s Board of Officers the decision as to the timing and volume of the acquisitions within the limits established by the above mentioned Boards of Directors.

The amount of shares to be acquired must not exceed: a) 20,000,000 preferred shares of Unibanco; and b) 20,000,000 preferred shares of Unibanco Holdings. The acquisition of shares must be made solely through the acquisition of Share Deposits Certificates (Units), traded in the Brazilian Market. Thus, Unibanco is authorized to acquire up to 20,000,000 Units.

The authorization will be valid for 6 months to be counted from August 10th, 2007, and the acquisition of the shares will be carried out at fair market value and through the broker Unibanco Investshop Corretora de Valores Mobiliários S.A.

Interest on Capital Stock and Dividends

Unibanco and Unibanco Holdings paid quarterly Interest on capital on July 31, 2007, according to the amounts specified in the table below:

						R$ per share

	UBB-ON	UBB-PN	HOL-ON	HOL-PN	UNIT *	GDS **
	UBBR3	UBBR4	UBHD3	UBHD6	UBBR11	NYSE-UBB

Gross Value	0.1227420	0.1350163	0.1050069	0.1050069	0.2400232	2.4002320

Net Value	0.1043307	0.1147638	0.0892559	0.0892559	0.2040197	2.0401970

(*) Each UNIT represents one preferred share of Unibanco and one preferred share of Unibanco Holdings.
(**)Each GDS listed on the New York Stock Exchange (NYSE: UBB) is equivalent to 10 Units.

Unibanco's dividend distribution policy calls for a minimum payment of 35% of the annual net income after the establishment of legal reserves (5%). Unibanco Holdings distributes the entirety of its results realized in cash.

At the end of each six-month period, all Unibanco and Unibanco Holdings’ shareholders are paid an additional amount related to the earnings in the period, besides the fixed quarterly payments. For this reason, dividend payouts at the second and fourth quarters tend to be higher than those made during the other two periods of each year.

SOX Certification

On June 15, 2007, Unibanco and Unibanco Holdings achieved the 404 section certification of Sarbanes-Oxley Law (SOX), known as SOX Certification, regarding internal controls over US GAAP Consolidated Financial Statements.

This achievement reaffirms Unibanco's commitment to the quality of the integrated management of process, risk and control, as well as the high quality standards of corporate governance practices adopted and the transparency of financial statements disclosure.

Human Resources

Unibanco’s Human Resources department is committed to promoting professional development and aligning employees’ interests with the conglomerate’s strategic objectives. With a staff of 32,589 professionals, Unibanco invested over R$12 million during 1H07 in professional development initiatives and training programs, including sponsorships of MBA programs in Brazil and abroad.

1H07 Human Resources highlights:

•	2007 Trainee Program, recruited and trained 29 recently graduated students;

•	Internal and external recruiting, and training of people through development programs to commercial departments, such as the General Manager, Attendance Manager and Retail Corporate Manager Development Programs, that involved more than 340 participants;

•	In the supporting areas, the Programa de Melhoria Contínua em Qualidade (Continuous Quality Improvement Program) involved roughly 1,200 actions;

•	Participation of 994 managers in the workshop of Jeito Unibanco (internal culture, which comprises 10 attitudes expected from each employee). The workshop aimed at promoting the actual implementation of Jeito Unibanco, which is essential to the establishment of the conglomerate’s high performance culture;

•	More than 860 managers participated in one of the three modules of the People Management Program, that is offered since 2004 for managers who enter the organization or employees promoted to this position, with focus on the improvement of quality in people management;

•	More than 40 thousand training actions in the conglomerate (24 thousand through e-learning and the remaining in attendance training).

Moreover, Unibanco has been undertaking employee satisfaction surveys since 1997 to monitor the organizational climate and take required actions to provide personal development. In 2007, the employee satisfaction and motivation index reached 86% of satisfied or very satisfied employees, up 1,700 b.p. from 1997.

Partnership Program

Unibanco has a Stock Option Plan, which aims to align executive’s commitment with long term results and reward exceptional performance. It is also an instrument to attract, retain and motivate talented people. In the Extraordinary Shareholders’ Meeting, held on March 21, 2007, a change in the Stock Option Plan was approved to allow the establishment of a program, in which some executives are chosen to be “partners” of Unibanco.

The Partnership Program has become the main incentive program to executives. These executives will be able to invest a percentage of their respective bonuses to acquire Unibanco’s Units and, for each acquired Unit, he or she will receive certain amount of Bonus Units (options to acquire Units subjected to defined vesting conditions). The granted Units stock options can be exercised in 3 to 5 years. The annual granted options cannot exceed 1% of the authorized capital and total granted options are limited to 10% of authorized capital.

Social and Environmental Responsibility

Institutes

Unibanco is recognizably one of the most active companies in Brazil regarding social responsibility. It is present in the communities through Instituto Unibanco and Instituto Moreira Salles, pursuing the development and implementation of social-environmental responsible projects, mainly in education, culture and professional qualification.

Instituto Unibanco acts in social projects on education. Aware of its social goals, Instituto Unibanco pursues the development of teenagers and young adults as a means of developing the future human resources. It acts in five main fronts:

•	Extended Education;

•	Teacher Training;

•	Qualification for the Job Market;

•	School Equivalency Programs;

•	Environmental Education.

The main activities in 2Q07 were:

•	Prêmio Instituto Unibanco (Unibanco Institute Awards) - The Unibanco Institute Awards pursues the recognition and dissemination of the academic research that focus on the enhancement of the public high school education.

•	SuperAção na Escola (SuperAção at School) – Action carried out to support the project Jovem do Futuro (Youth of the Future), which had the goal of promoting improvements in the structure and infra-structure of public schools.

•	Programa Junior Achievement (Junior Achievement Program) – This program has the goal of arousing the entrepreneur spirit, and stimulating ethic principles and personal development, offering the students basic notion of how a company works and a realistic vision of economy and private initiative. During 2Q07, 3,200 students were trained.

•	Partnership with Seresa – Instituto Unibanco stablished a partnership with Serasa to search for information, targeting to guarantee more transparency and credibility in its deals with third- sector entities.

Instituto Moreira Salles (IMS) is a non-profit organization devoted to promoting and developing cultural programs. Throughout 2Q07, over 30 thousand people visited the Institute Cultural Centers and more than 750 thousand people attended the movie sessions sponsored by Unibanco.

The main activities sponsored by Instituto Moreira Salles, during 2Q07, were:

•	IMS celebrated the 110th anniversary of the composer Pixinguinha (1897 – 1973) with an exhibition at the Rio de Janeiro Cultural Center, putting together documents, pictures and music transcripts primarily written by the artist. The institute also launched the collection available on its website in the Internet (www.ims.com.br);

•	The launch of the CD Jobim Violão in partnership with the disc recorder Gaia Discos, the first disc of the artist Arthur Nestrovski – the disc is a set of 14 songs of Antonio Carlos Jobim (1927 – 1994) in guitar arrangements;

•	The launch, at the São Paulo Cultural Center, of the book edited by IMS O enigma do homem célebre – Ambição e vocação de Ernesto Nazareth (The Enigma of The Illustrious Man – Ambition and Vocation of Ernesto Nazareth), written by Cacá Machado, which analyzes the historic, literary and musical aspects of the work of the composer Ernesto Nazareth (1863 – 1934) - whose collection is maintained by IMS – and which also brings a CD with some of the composer’s music played by the pianist Sonia Rubinsky;

•	The institute started to maintain the library of the critic and rehersal artist João Alexandre Barbosa (1937-2006), studious of the development of the Brazilian critic thoughts that arranged an extent bibliography including authors such as Sílvio Romero, José Veríssimo, Araripe Jr. and Augusto Meyer, beyond the poets Paul Valéry and João Cabral de Melo Neto;

•	The Brazilian Culture Ministery set a partnership with IMS through the Announcement of Support to the Brazilian Music Festivals, with the goal of identifying the needs of and the ways to make events of local and regional great impact.

Microcredit

Unibanco’s Microcredit operation serves low-income entrepreneurs through a distribution model that is unique in Brazil, with more than 230 points-of-sales and 54 microcredit agents, using the Fininvest chain as correspondent bank institutions.

The initiative was established through a partnership between Unibanco and the International Finance Corporation (IFC) – World Bank. In June 2007, Unibanco’s Microcredit initiative had already benefited approximately 14 thousand clients

(Convenience translation into English from the original previously issued in Portuguese)

SERVIÇO PÚBLICO FEDERAL
CVM - COMISSÃO DE VALORES MOBILIÁRIOS
QUARTERLY INFORMATION - ITR	Date - June 30, 2007
COMMERCIAL, INDUSTRIAL AND OTHERS COMPANIES	Corporate Legislation

IDENTIFICATION

1 - CVM CODE 01475-3	2 - CORPORATE NAME UNIBANCO HOLDINGS S.A.	3 - CNPJ 00.022.034/0001-87

INVESTMENT IN SUBSIDIARY AND/OR ASSOCIATED COMPANIES

1 - ITEM 1	2 - NAME OF THE SUBSIDIARY/ASSOCIATED UNIBANCO - UNIÃO DE BANCOS BRASILEIRO	3 - CNPJ 33,700,394/0001	4 - CLASSIFICATION -LISTED SUBSIDIARY COMPANY
5 - % INTEREST ON SUBSIDIARY CAPITAL 58.12
6 - % ON STOCKHOLDERS' EQUITY OF THE INVESTOR 98.94
7 - TYPE OF COMPANY FINANCIAL INSTITUTION
8 - NUMBER OF SHARES HOLDED IN THE CURRENT QUARTER (Units) 1,629,443,486
9 - NUMBER OF SHARES HOLDED IN THE PRIOR QUARTER (Units) 1,628,892,876

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO HOLDINGS S.A.
QUARTERLY INFORMATION
Date - June 30, 2007
OTHER MATERIAL INFORMATION FOR THE COMPANY	Corporate Legislation

(a) List of the shareholders that hold more than 5% of voting capital, direct or indirect as of June 30, 2007:

		Common shares		Preferred shares			Total
	Shareholders’
Shareholders	nationality	Quantity	%	Quantity	%	Quantity	%
Unibanco Holdings S.A.
- E. Johnston Repres. e Part. S.A.	Brasileira	525,398,056	94.88	385,284	0.04	525,783,340	31.99
- Ações em tesouraria		-	-	14,144,159	1.30	14,144,159	0.86
- Outros		28,337,848	5.12	1,075,322,340	98.66	1,103,660,188	67.15
Total		553,735,904	100.00	1,089,851,783	100.00	1,643,587,687	100.00

E. Johnston Repr. e Part. S.A.
- Fernando Roberto Moreira Salles	Brasileira	400	25.00	800	25.00	1,200	25.00
- Walther Moreira Salles Júnior	Brasileira	400	25.00	800	25.00	1,200	25.00
- Pedro Moreira Salles	Brasileira	400	25.00	800	25.00	1,200	25.00
- João Moreira Salles	Brasileira	400	25.00	800	25.00	1,200	25.00
Total		1,600	100.00	3,200	100.00	4,800	100.00

(b) Unibanco Holdings’ shareholders position as of June 30, 2007:

			Preferred shares
Shareholders	Common shares	%	(*)%		Total	%
Controller	525,398,056	94.88	385,284	0.04	525,783,340	31.99
Management
Board of directors	28,337,826	5.12	4,645,347	0.43	32,983,173	2.01
Board of officers	-	-	544,154	0.05	544,154	0.03
Treasury stocks	-	-	14,144,159	1.30	14,144,169	0.86
Other shareholders	22	-	1,070,135,839	98.18	1,070,132,861	65.11
Total	553,735,904	100.00	1,089,851,783	100.00	1,643,587,687	100.00
Outstanding shares (**)	22	-	1,070,135,839	98.18	1,070,132,861	65.11

(*) The amount, recorded of preferred shares of the Board of Directors is composed by 4,645,347 Units. The amount recorded of preferred shares of the Board of Officers is composed by 544,154 Units.

(**)The outstanding shares were calculated in accordance with the definition of the Regulation of BOVESPA’s Corporate Governance Practices.

The Fiscal Council was not installed in this date.

(c) Unibanco Holdings’ shareholders position as of June 30, 2006.

Shareholders	Common shares	%	Preferred shares (*)%		Total	%
Controller	513,067,634	92.66	385,284	0.03	513,452,918	31.24
Management
Board of directors	2	-	5,174,736	0.48	5,174,738	0.32
Board of officers	-	-	558,854	0.05	558,854	0.03
Treasury stocks	-	-	17,080,057	1.57	17,080,057	1.04
Other shareholders	40,668,268	7.34	1,066,652,852	97.87	1,107,321,120	67.37
Total	553,735,904	100.00	1,089,851,783	100.00	1,643,587,687	100.00
Outstanding shares (**)	40,668,268	7.34	1,066,652,852	97.87	1,107,321,120	67.37

(*) The amount, recorded of preferred shares of the Board of Directors is composed by 5,174,736 Units. The amount recorded of preferred shares of the Board of Officers is composed by 558,854 Units.

(**)The outstanding shares were calculated in accordance with the definition of the Regulation of BOVESPA’s Corporate Governance Practices.

Consider the capital increase with the issuance of bonus shares, homologate by Brazilian Central Bank on July 7, 2006, and effective on July 17, 2006 (Note 17(a)).

The Fiscal Council was not installed in this date.

Independent Auditing

In order to safeguard the independence of its external auditors, Unibanco Holdings and Unibanco’s management embraces the policy of limiting their services other than independent auditing. We inform that, for the quarter ended on June 30, 2007, Unibanco paid professional services other than independent auditing to PricewaterhouseCoopers in the amount of R$85.5 thousand, or approximately 12,0% of the fees paid to PricewaterhouseCoopers Auditores Independentes during the period.

The policy adopted by Unibanco Holdings and Unibanco meets the principles of safeguarding the independence of its auditors, as per Brazilian and international standards. Contracts signed with the independent auditors were all examined and approved by the Audit Committee, that considered that such services are consistent with the function of independent auditing, neither representing any violation of the applicable standards of independence nor affecting the auditors’ objectivity, based on the scope and their procedures.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 16, 2007

UNIBANCO HOLDINGS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Investor Relations Officer